World Wide Wireless
                              Communications, Inc.


                        65,200,000 shares of Common Stock


          This prospectus is part of a registration statement that covers the resale of up to:

          * 50,000,000 shares of our common stock issuable by us from time to time upon the exercise of an equity line of credit in the common stock purchase agreement with Grenville Finance Ltd.;

          * 15,000,000 shares issuable by us upon the exercise of a warrant held by Grenville Finance Ltd.; and

          * 200,000 shares underlying certain warrants issued to Andrew Corporation. We will refer to these entities as the selling shareholders.


          We will not receive any proceeds from the resale of our common stock by the selling shareholders. However, we will receive the sale price of any common stock that we sell to Grenville Finance Ltd. under the equity line of credit in the common stock purchase agreement described in this prospectus and upon the exercise for cash of the warrants held by the selling shareholders, including the warrant we issued to Grenville Finance Ltd. Grenville Finance Ltd. is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.



          Our shares are currently traded on the OTC Bulletin Board under the trading symbol WLGS. Our market price on the OTC Bulletin Board was $0.06 as of May 2, 2001.

                              ---------------------

         Investing in our common stock involves a great amount of risk.

                     See "Risk Factors" beginning on page 4.

                             ----------------------


          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                     This prospectus is dated June 6, 2001.

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

SUMMARY OF FINANCIAL DATA.....................................................3
RISK FACTORS..................................................................4
FORWARD-LOOKING STATEMENTS...................................................12
DIVIDEND POLICY..............................................................12
USE OF PROCEEDS..............................................................12
MANAGEMENT DISCUSSION AND ANALYSIS...........................................14
BUSINESS.....................................................................18
PRINCIPAL AND SELLING SHAREHOLDERS...........................................36
CERTAIN RELATED PARTY TRANSACTIONS...........................................40
DESCRIPTION OF SECURITIES....................................................40
THE COMMON STOCK PURCHASE AGREEMENT..........................................44
PRICE RANGE OF COMMON STOCK..................................................53
PLAN OF DISTRIBUTION.........................................................55
LEGAL MATTERS................................................................57
EXPERTS......................................................................57
ADDITIONAL INFORMATION.......................................................57
FINANCIAL STATEMENTS.........................................................F-1

          Until 90 days after the effective date of this prospectus all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY


                    World Wide Wireless Communications, Inc.

          We provide high-speed broadband wireless Internet service in the United States and internationally. We are also developing a new technology, named the distributed wireless call processing system, which we believe will significantly enhance wireless communications. We intend to license this technology to third parties in the future.


          We are incorporated under the laws of the State of Nevada. Our offices are located at 520 Third Street, Suite 101, Oakland, CA 94607. Our telephone number is (510) 839-6100.


                             Summary of the offering

Type of security...............................Common stock

Common stock registered by company.............We are registering 65,200,000 shares of common stock which
                                               includes 15,200,000 shares of
                                               common stock underlying certain
                                               warrants for the selling
                                               shareholders identified in this
                                               prospectus.

Maximum proceeds received from equity line.....$26,959,750

Net proceeds under the equity line.............$2,902,540
  based on the number of shares registered and a market price of $0.06 as listed on the OTC Bulletin Board on May 2, 2001

Common stock outstanding ......................93,417,795 shares

Use of proceeds................................For expansion of our sales force, marketing and distribution
                                               activities, expansion of both
                                               our domestic and international
                                               business operations, for
                                               acquiring spectrum, and for
                                               general corporate purposes.

                            SUMMARY OF FINANCIAL DATA


          The summary financial data for the years ended September 30, 2000 and 1999 have been derived from the Financial Statements and Notes to Financial Statements, audited by Reuben E. Price & Co., San Francisco independent auditors. The summary financial data for the quarters ended March 31, 2001 and December 31, 2000 are derived from our unaudited financial statements which, in the opinion of management, includes all adjustments, none of which were other than normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. The financial information for the quarters ended March 31, 2001 and December 31, 2000 are not necessarily indicative of the results of operations for subsequent periods or a full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this prospectus.

Statements of Income Data:

                                   Year ended            Year ended          Quarter ended           Quarter ended
                                 Sept. 30, 2000        Sept. 30, 1999       March 31, 2001         December 31, 2000
                                 --------------        --------------       --------------         -----------------
                                      (audited)           (audited)          (unaudited)              (unaudited)
Revenue                             $   524,246         $ ---------            $   84,863              $   316,591
Cost of Goods Sold                      336,717          ----------                14,597                  256,196
                                        -------          ----------                ------                  -------
Gross Profit                            187,529          ----------                70,266                   60,395
                                        -------          ----------                ------                   ------
Operating Expenses                    7,065,788           2,383,330             1,929,128                1,860,011
Impairment Loss                       1,500,000                  --           -----------              -----------
                                      ---------           ---------       ---------------          ---------------
Total Operating
     Expenses                         8,565,788           2,383,330             1,929,128                1,860,011
                                      ---------           ---------             ---------                ---------

Operating loss                       (8,378,259)         (2,383,330)           (1,858,862)              (1,799,616)
Interest Income                          52,857                                    10,114                   28,473
Interest Expense                        (70,706)         ----------               (56,477)                 (60,123)
                                        --------         ----------               --------                 --------
Net loss                             (8,396,108)         (2,383,330)           (1,905,225)              (1,831,266)
Foreign Currency Translation
                                         (1,160)       ------------                   (34)                  (2,888)
                                  --------------       ------------        ---------------          ---------------
Total Comprehensive
Loss                              $  (8,397,268)      $  (2,343,330)        $  (1,905,259)           $  (1,834,154)
                                  --------------      --------------        --------------           --------------

Balance Sheet Data:
                                  Sept. 30, 2000       Sept. 30, 1999       March 31, 2001      December 31, 2000
                                  --------------       --------------       --------------      -----------------
                                      (audited)           (audited)          (unaudited)           (unaudited)

Working capital                     $ 2,403,009          $ (153,646)           $ (488,009)               $ 217,128
Total assets                          9,703,562           1,180,777             7,951,257                8,138,554
Long-term debt                     ------------             328,000             ---------                ---------
Convertible debentures                5,227,678            --------             6,073,202                5,323,202
Minority Interest                       115,150            --------               115,150                  115,150
Shareowners'
equity (deficit)                      1,999,185             361,309            (1,177,236)                 165,033


                                  RISK FACTORS

          An investment in our common stock is very risky. You should be aware that you could lose the entire amount of your investment. You should carefully consider the following risks before you decide to buy our common stock.

Risks Related to Our Business

We will require substantial additional capital in the short term to remain a going concern.

          We will require substantial short term outside investment on a continuing basis to finance our current operations and capital expenditures as well as the acquisition of additional spectrum and licenses. Our revenues for the foreseeable future may not be sufficient to attain profitability. In the two years since we began operations, we have generated little revenue and have incurred substantial expenditures. We expect to continue to experience losses from operations while we develop and expand our wireless Internet service system and other technologies. In view of this fact, our auditors have stated in their report for the period ended September 30, 2000 that our ability to meet our future financing requirements, and the success of our future operations, cannot be determined at this time. In order to finance our working capital requirements we are currently negotiating equity investments with several sophisticated investors, but there can be no assurance that we will obtain this capital or that it will be obtained on terms favorable to us. If we do not obtain short term financing we may not be able to continue as a viable concern. We do not have a bank line of credit and there can be no assurance that any required or desired financing will be available through bank borrowings, debt, or equity offerings, or otherwise, on acceptable terms. If future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution in the net book value per share of common stock.

We may not be able to obtain permission to use two-way transmission for our wireless service, thereby making our services significantly less attractive to potential customers.


          We believe that it is important for us to obtain the right to conduct two-way transmissions through the radio transmission frequencies for which we acquire licenses. None of our present channel leases in the United States allow for two-way transmissions. Permission to conduct two-way transmissions must be obtained from the Federal Communications Commission (FCC), and the rules of the FCC require that we file applications with the FCC to receive permission to conduct two-way transmissions through these frequencies. In August, we filed six applications for permission to conduct two way transmissions with the FCC for the areas of Vail and Aspen, Colorado, Grand Rapids, Michigan, Key West, Florida, Pierre, South Dakota and Ukiah, California. In April 2001, the licenses for four of these markets, Vail, Colorado, Grand Rapids, Michigan, Pierre, South Dakota, and Ukiah, California were granted. The remaining applications for Aspen, Colorado and Key West, Florida are currently pending. However, we cannot be certain that the licenses will be granted. The application process required us to engineer a network configuration and channel-use plan for these frequencies in each market where we intend to launch a two-way system. Pursuant to our applications, we are required to meet FCC interference protection rules or obtain the consent of other licensees in these markets and adjacent markets. Despite the FCC approval of five of our license applications, we cannot be certain that:


     o We will be able to complete the necessary processes to enable us to complete two-way applications for each of our markets.

     o We will be able to obtain the necessary cooperation and consents from licensees in our markets or adjacent markets to enable us to use our spectrum for two-way communication services.


     o The FCC will approve our remaining applications for Aspen, Colorado or Key West, Florida.


          If we do not receive the required consents from the FCC and other licensees within a market, or we are not able to design a two-way system that will meet the FCC's interference protection rules, we will be unable to obtain authorization to implement a two-way system in that market. If we are unable to obtain this authorization, we might be forced to operate our service as a one-way transmission service, which we believe would make our Internet access services significantly less attractive to prospective customers than two-way transmission services.

We are subject to other substantial governmental regulations that could adversely affect our business.


          Our services are subject to current regulations of the FCC with respect to the use of our wireless access. We are required to use and maintain our licenses for certain frequencies and file reports with the FCC. If we fail to comply with these requirements, we may lose our licenses to operate such frequencies. The loss of licenses to operate our frequencies could lead to interruption of our wireless access services and materially adversely affect our business.


          In addition, changes in the regulatory environment relating to Internet access could affect the prices at which we may sell our services. These include regulatory changes that, directly or indirectly, affect telecommunications costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the regional Bell operating companies or other telecommunications companies. For example, regulations recently adopted by the FCC are intended to subsidize Internet connectivity rates for schools and libraries, which could affect demand for our services. The FCC has also stated its intention to consider whether to regulate certain transmission services over the Internet as "telecommunications," even though Internet access itself would not be regulated. Additionally, a number of state and local government officials have also asserted the right or indicated a willingness to impose taxes on Internet-related services, including sales, use and access taxes. We cannot predict the impact that future laws and regulations may have on our business.


Although our new distributed wireless call processing system has been deployed, it is still in its early stages.

      Our distributed wireless call processing system technology is in its early stages of deployment and we cannot be certain whether the system will receive substantial market acceptance. For these reasons, although we believe that our distributed wireless call process system is promising, an investor should not assume that the system will contribute positively to our business prospects or financial condition.



We may be unable to protect our intellectual property rights.

          Our success depends in part on our ability to protect our proprietary technologies. We rely on a combination of patent, copyright and trademark laws, trade secrets and confidentiality and other contractual provisions to establish and protect our proprietary rights. We have received one patent from the United States Patent and Trademark Office pertaining to the distributed wireless call processing system and may file for additional patents in the future. However, our patents may not be of sufficient scope or strength, others may independently develop similar technologies or products, duplicate any of our products or design around our patents, and the patents may not provide us competitive advantages. Litigation, which could result in substantial costs and diversion of effort by us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation could seriously harm our business.

          We have not yet sought patent protection for the distributed wireless call processing system in any country other than the United States, nor have we sought to register our trademarks in those countries in which we currently do or intend to do business. The laws of other countries vary with respect to intellectual property protection, and some jurisdictions may provide substantially less protection than those of the United States. As a consequence, our ability to protect our intellectual property and prevent competitors from using our intellectual property may be much more limited.


We may be unable to satisfy certain contractual obligations.

         In May 2001, our partners in India and Thailand expressed concerns about our ability to satisfy our contractual obligations under their respective contracts. While we remain committed to expanding our relationships in India and Thailand, due to our present financial condition, we may be unable to do so in the capacity that we had originally planned.


We are subject to the requirements that we receive regulatory approvals from those countries in which we do business, the delay or denial of which can reduce our revenues and adversely affect our foreign operations.


         We anticipate that a substantial percentage of our revenues will be derived from operations outside of the United States. Our reliance on international operations to obtain consents of local regulatory authorities, some of which may significantly delay or deny permitting us to operate in those jurisdiction, might inhibit our efforts in certain markets. For example, we will not be able to generate revenues from our operations in Argentina if and until such time as the governmental regulatory authority, the CNC, reinstates some or all our subsidiary's licenses. In early 2000, the government of Argentina announced that it was placing a freeze on all license transfer applications, which has effectively delayed consideration of our application. In September 2000, the government of Argentina revoked licenses for certain lower transmission frequencies, for all communication carriers, including those of the company's subsidiary, Infotel Argentina, S.A. In March 2001, the government temporarily reinstated our licenses, subject to our ability to comply with certain governmental provisions within 120 days. Although we are diligently attempting to comply within 120 days, we cannot be certain, based on our present financial condition, that we will be able to fully comply. Our inability to conform to these requirements could either prevent us from conducting our planned operations in Argentina or materially adversely affect our ability to do so. Our prospective operations in other jurisdictions are also subject to receipt of governmental approval, which we cannot ensure that we will receive.

Because we operate internationally, our operations are subject to unexpected political changes, changes in legal requirements and fluctuations in exchange rates, all of which may substantially increase our operating costs or make it difficult to do business there.

          In addition to these international risks, we are also subject to the following risks in connection with our international operations that may substantially reduce our revenues, increase our operating and capital expenses, and otherwise materially affect our ability to conduct business:

     o unexpected changes in regulatory requirements, taxes, trade laws and tariffs, which can substantially increase the costs of doing business in other jurisdictions;

     o changes in a specific country's or region's political or economic conditions which may make it difficult or impossible to conduct business there;

     o lack of clear rules and regulations governing the issuance of licenses and standards for their operation; and

     o    fluctuating exchange rates.

We are inexperienced in operating a business internationally, which could cause us to fail to develop our international operations successfully.

          We intend to expand our international sales efforts in the future. We have very limited experience in marketing, selling and supporting our products and services abroad. There is a risk that we will not be able to expand due to this inexperience. If we are unable to grow our international operations successfully and in a timely manner, our business and operating results could be seriously harmed. This could be reflected in a loss in your investment.

If we do not develop system features in response to customer requirements, customers may not wish to use our services, which would seriously harm our business.

          The broadband wireless access industry is rapidly evolving and is subject to technological change and innovation. These changes require providers of broadband services to adopt new technologies quickly or modify existing technologies to maintain service and market products. Compliance with these changes may cause us to incur unexpected expenses or lose revenues. If we are unable to comply with diverse new or varying governmental regulations or industry standards in each of the many worldwide markets in which we compete, we may not be able to respond to customers in a timely manner or market our products, which could seriously harm our business.

We may not be able to retain our key personnel.

         Our success depends to a significant extent on the performance and continued service of our senior management and certain key employees. On April 20, 2001, Douglas P. Haffer resigned as Chief Executive Officer, Chief Financial Officer and President of World Wide Wireless Communications, Inc. These positions have since been filled by John Cutter, a former director. The board of directors believes that Mr. Cutter is an adequate replacement for Mr. Haffer. Nevertheless, the loss of services of, or a material reduction in, the amount of time devoted to our business by Mr. Cutter or other members of our senior management could adversely affect our operations and financial condition. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense. We may not be successful in attracting or retaining such qualified personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees. Employees might compete against us if they resign.

Risks Related to this Offering

The sale of our common stock under to the equity line of credit, the exercise of the outstanding warrants and the conversion of the convertible debentures may substantially dilute the interests of other security holder.

          The shares issuable to Grenville Finance Ltd. under the equity line of credit will be issued at a 15% discount to the average daily price of our common stock. Accordingly, the shares of common stock then outstanding will be diluted. Depending on the price per share of our common stock during the 24 month period of the equity line of credit, we may need to register additional shares for resale to access the full amount of financing available, which could have a further dilutive effect on the value of our common stock.

          We also currently have 36,336,113 registered shares of common stock which are issuable under outstanding convertible debentures and warrants and an additional number of shares issuable under the convertible debentures and warrants but not registered. The current conversion price on the debentures is equal to 85% of the average of the closing price on the five trading days immediately prior to the conversion. The potential or actual issuance of shares under the convertible debentures and upon exercise of warrants will have a dilutive impact on other stockholders and could have a negative impact on the market price.

The Conversion by the holders of convertible securities and our draw downs on the equity line may result in substantial dilution to the third party holders of our common stock since we expect immediate resale of such shares and holders may ultimately convert and sell the full amount issuable on conversion.

          Future purchases of our common stock and existing stockholders could experience substantial dilution as the debenture holders convert and as we draw down on the equity line and they resell the common stock. Because the conversion price of the debentures is below market value of the common stock, we expect the debenture holder to ultimately convert the entire principal amount and sell the common stock. Because the shares issuable upon our draw down on the equity line of credit will be substantially below the market value of the common stock, we expect Grenville Finance to resell the common stock immediately after issuance. The issuance of shares of common stock upon the conversion of debentures and upon our draw downs will have a dilutive impact on our common stock holders. As a result, our income per share could be materially and adversely affected.

The sale of material amounts of our common stock under the equity line of credit or pursuant to our convertible debentures could reduce the price of our common stock and encourage short sales.

          As we sell shares of our common stock to Grenville Finance Ltd. under the equity line of credit and the selling shareholders are issued additional common stock upon exercise of the warrants, and then the selling shareholders sell the common stock, our common stock price may decrease due to the additional shares in the market. The common stock price may also decrease if the holders of the convertible securities elect to convert and resell their shares of common stock. As the price of our common stock decreases, and if we decide to draw down on the equity line of credit, or if the holders of the convertible debentures elect to convert, we will be required to issue more shares of our common stock for any given dollar amount invested by Grenville Finance Ltd., subject to a designated minimum threshold price specified by us. This may encourage short sales, which could place further downward pressure on the price of our common stock.

We cannot determine the precise amount by which the interests of other security holders will be diluted by draw downs under the equity line of credit because our decisions on the number, size and timing of draw downs and the minimum threshold price for each draw down depends upon a number of factors.

          We have substantial discretion over the number, size and timing of the draw downs that we will make under the equity line of credit. In addition, at the time we make each draw down request, we have the right to limit the amount of dilution that will occur by setting a minimum threshold price below which shares may not be sold in that draw down. However, if we set the minimum threshold price at a level high enough to limit the sale of our shares, the amount of funds we can raise in the draw down will also be reduced. Some of the factors that we will consider in determining the size and amount of each draw down and the minimum threshold price are:

     o    Our short-term and long-term operating capital requirements;

     o    Our actual and projected revenues and expenses;

     o    Our assessment of general market and economic conditions;

     o    Our assessment of risks and opportunities in our targeted markets;

     o    The availability and cost of alternative sources of financing; and

     o The trading price of our common stock and our expectations with respect to its future trading price.

          Our discretion with respect to the number, size and timing of each draw down request is also subject to a number of contractual limitations that are described in "The Common Stock Purchase Agreement" below.

We cannot determine the precise amount by which the interests of other security holders will be diluted by draw downs under the equity line of credit because the number of shares we will sell depends upon the trading price of the shares during each draw down period.

          The number of shares that we will sell is directly related to the trading price of our common stock during each draw down period. As the price of our common stock decreases, and if we decide to draw down on the equity line of credit, we will be required to issue more shares of our common stock for any given dollar amount invested by Grenville Finance Ltd.

We do not know the precise number of shares of common stock that we may have to issue upon the conversion of outstanding convertible securities once the floor price is removed because the conversion price is linked to the future market price of the common stock.

          The shares issuable upon conversion of the 4% convertible debentures are linked to a percentage discount to the market price of the our common stock at the time of the conversion once the floor price is removed. Until then, we do not know the precise maximum number of common stock shares that may be issued. The lower the price of our common stock at the time of conversion, the more the shares of common stock that we will be required to issue upon conversion, which will further dilute holders of common stock and cause the common stock price to decline further.

The sale of shares of the common stock covered in this prospectus could enable third party investors to influence our Board of Directors and increase the possibility of a change in control.

          We have registered 65,200,000 shares of our common stock for sale by the selling stockholders under the registration statement of which this prospectus forms a part. Under the terms of our common stock purchase agreement with Grenville Finance Ltd., we may not issue shares of our common stock to Grenville Finance Ltd. which would result in ownership by Grenville Finance Ltd. of more than 9.9% of our issued and outstanding common stock. However, if all of the shares being registered are issued under the terms of the common stock purchase agreement and the warrants are resold by Grenville Finance Ltd. and the other selling stockholders, third party investors could acquire a significant percentage of our common stock. The acquisition by third party investors of a significant percentage of our common stock could enable such investors to influence or direct the policies, decisions and composition of our Board of Directors and management. A potential change of control could involve a number of risks, including the diversion of management attention and resources, the loss of key employees, and changes in our business plan and operations. Any such events could have a material adverse effect on our business and results of operations.

We may be unable to access all or part of our equity line facility.


         Because we are only able to draw down up to $1,500,000 per month for 24 months, the maximum amount we are able to draw down is $27,000,000. Additionally, if our stock price and trading volume are at certain levels, then we will not be able to draw down all $27,000,000 pursuant to the proposed equity line facility with Grenville Finance Ltd. See "Use of Proceeds." In addition, business and economic conditions may not make it feasible to draw down pursuant to this facility. Furthermore, if we are unable to keep a registration statement effective for those shares of common stock subject to the equity line, or if our common stock is delisted from the OTC Bulletin Board, or if we experience a material adverse change to our business that is not cured within 60 days, the common stock purchase agreement may terminate, or we may not be able to draw down any funds.


We may be limited in our ability to utilize the equity line arrangement due to the fact that Grenville Finance Ltd. can not own more than 9.9% of our outstanding shares.

          Under our agreement with Grenville Finance Ltd. we are restricted from making a draw down if, after the purchase of shares, Grenville Finance Ltd. would beneficially own more than 9.9% of our common stock outstanding. Since the market price of our common stock is currently at such a low level, and we are required under the equity line to take draw downs in an amount of no less than $50,000, Grenville Finance Ltd. will acquire a significant amount of our common stock. As a result, we will be inhibited from utilizing the equity line as soon as Grenville Finance Ltd. acquires 9.9% of the our common stock. However, this restriction does not prevent Grenville Finance Ltd. from buying our common stock and then selling some of its holdings and then buying more of our common stock.

We may not be able to utilize any of the proceeds from this transaction to improve our operations.

          Under the senior secured convertible debenture agreement reached on March 29, 2001, we are required to draw down the maximum amount allowed under the equity line facility with Grenville Finance Ltd. However, under that agreement, subject to the discretion of those investors we are required to utilize all of the proceeds received from the equity line to redeem the 8% convertible debentures. We are also required, under our agreement with Andrew Corporation to use the proceeds of the equity line facility to pay off our loan with them. It is likely, that any proceeds received by utilizing the equity line will be used to pay off our debts.

We May Require Additional Financing in the Future, and If Additional Capital Is Not Available, We May Have To Curtail or Cease Operations.

          Subject to the success of our development programs and potential licensing transactions, we may require an additional infusion of capital to complete the research and development activities we currently contemplate and to commercialize our proposed products. We may need to raise additional capital to fund more rapid expansion, to develop new products and to enhance existing services to respond to competitive pressures, and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

     o The scope, duration and expenditures associated with our current research and development programs

     o    Continued scientific progress in these programs

     o    The outcome of potential licensing transactions, if any

     o    Competing technological developments

     o    Our proprietary patent position, if any, in our products

     o    Other factors which may not be within our control

          We may not be able to obtain additional financing at these times on terms favorable to us, if at all. For example, a decline in the trading volume or price of our common stock may reduce the maximum amount we may be able to draw down under the equity line of credit agreement. In addition, we may not be able to draw down under the equity line at all if we fail to meet the preconditions in the equity line of credit agreement. See "Equity Line of Credit Agreement--Necessary Conditions Before Grenville Finance Ltd. is Obligated to Purchase our Shares." Our equity line of credit agreement limits our ability to raise money from other sources by prohibiting us from selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. See "Equity Line of Credit Agreement--Restrictions on Future Financings." Therefore, if we need to raise capital from other sources, then we will have to seek Grenville Finance Ltd.'s permission. In addition, our security purchase agreement originally entered into April 14, 2000 and as amended also restricts certain future financing without the prior approval of the investors to that agreement. Unless Grenville Finance Ltd. and the security purchase agreement investors consent to our future financing agreements, we may have to seek financing through other means, which may not be possible on terms favorable to us, if at all.

          Without additional funding, we may have to delay, reduce or eliminate one or more research or development programs and reduce overall overhead expenses. This action may reduce the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. We intend to identify forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section of this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.


                                 DIVIDEND POLICY

          We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth.


                                 USE OF PROCEEDS

          We will not realize any proceeds from the sale of the common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly. We will receive cash infusions of capital if and when Grenville Finance Ltd. purchases our common stock in accordance with the common stock purchase agreement of up to $27,000,000. However, depending on the current stock price and trading volume of the common stock, the maximum net proceeds that we can receive is probably significantly less than $27,000,000. Using the maximum draw down amount formula contained in the common stock purchase agreement, if we had requested a draw down on May 2, 2001, the maximum amount we could draw down at one time would have been $310,939. Using the purchase price formula contained in the common stock purchase agreement and assuming a discounted volume weighted average price throughout the pricing period equal to the $0.06349 per share, the maximum number of shares we could have sold to Grenville at that draw down would have been 4,897,448 shares. Because we are only registering 50,000,000 shares under this prospectus, and assuming the share price and trading volume remain constant with that on May 2, 2001 over the term of the common stock purchase agreement, we would realize gross proceeds of $3,174,500 from the sale of the shares registered for resale pursuant to the equity line of credit agreement under this prospectus. Out of this, Union Atlantic, LC will receive a brokerage fee equal to 8% the gross proceeds. Union Atlantic, LC is the placement agent which introduced Grenville to us and is a registered broker-dealer. Lastly, at the closing of each settlement of a draw down, Epstein Becker & Green P.C., the escrow agent, shall receive $750 for escrow expenses out of the proceeds of the settlement. Therefore, assuming the share price and trading volume remain constant with that on May 2, 2001, our net proceeds from the sale of shares issued pursuant to the common stock agreement and registered for resale under this prospectus would be $2,902,540. We may receive additional cash upon the exercise of warrants held by the selling shareholders if the selling shareholders chooses to pay cash upon exercise rather than utilize the cashless exercise provision contained in the warrant. We intend to use the proceeds from the sale of common stock to the selling shareholders to expand our sales force, expand our domestic and international business operations, for acquiring spectrum and for general corporate purposes. Pursuant to the Senior Secured Convertible Debentures and Warrants Purchase Agreement, we are also required, at the discretion of the investors to that agreement, to use the cash proceeds from the purchase of our stock by Grenville Finance to redeem all of the 8% convertible debentures issued under that agreement.

        Maximum proceeds under                Expected proceeds under
            the equity line                     the equity line (1)

              $26,959,750                            $2,902,540

(1) Based on the number of shares registered and a market price of $0.06 as listed on the OTC Bulletin Board on May 2, 2001.

                       MANAGEMENT DISCUSSION AND ANALYSIS

          The following should be read in conjunction with the "Risk Factors" and the "Financial Statements" and the Notes thereto.

          Results of Operations

          Fiscal Year 2000

          We did not generate any revenues by providing wireless internet services during fiscal 1999 and we generated only approximately $524,000 in 2000, none of which was from Internet-related sources. We did not have enough subscribers in either period to generate revenues sufficient to cover our total operating expenses which totaled $2,383,330 and $8,565,788 respectively, in fiscal 1999 and 2000. Our operating expenses included service costs, programming and license fees, general and administrative expenses, and certain acquisition expenses resulting from acquiring spectrum. Our expenses increased substantially in 2000 over those in 1999 as we substantially increased the scope of our business operations during that period.


         Three and Six Months Ended March 31, 2001 Compared to Three and Six Months Ended March 31, 2000

         Revenue for the three and six months ended March 31, 2001 was $84,863 and $401,454 respectively, as compared with revenue of $497,039 for both the three and six months ended March 31, 2000. The revenue of $497,039 was earned in the three months ended March 31, 2000. The decrease in revenue for the three months ended March 31, 2001, over the same period in 2000 is due to the unavailability of financial information from our Argentine subsidiary for the three months ended March 31, 2001.

         Cost of goods sold for the three and six months ended March 31, 2001 was $14,597 and $270,793, as compared with $222,000 for the three and six months ended March 31, 2000. This increase in cost of goods sold is primarily attributable to the initiation of internet service in the Peruvian subsidiary.

         Operating losses for the three months and six months ended March 31, 2001 were $1,858,862 and $3,658,478 as compared to $1,388,470 and $2,217,659 for the three and six months ended March 31, 2000. The $470,392 increase in operating losses for the three months ended March 31, 2001, as well as the increase in operating losses for the six months ended March 31, 2001 of $1,440,519, is due primarily to expenses generated by our foreign subsidiaries and increased demand by the parent company in expanding the business and managing the foreign subsidiaries.

         Net losses for the three and six months ended March 31, 2001 were $1,905,225 and $3,736,491 as compared with $1,388,296 and $2,217,485 for the three and six months ended March 31, 2000.


          Liquidity and Capital Resources


         On March 31, 2001 the company had cash and cash equivalents of $891,824 compared with $984,274 as of December 31, 2000. The decrease during the three months in cash and cash equivalents of $92,450 is due to equipment installation costs of $728,609, and cash used in operating activities of $2,697,458, reduced by sales of capital stock and other financing activities which generated $1,206,741 during the quarter.


         The company's primary capital needs are to fund the completion of its business plan to develop broadband wireless and other telecommunications services. We estimate that the company needs approximately $4,000,000 to sustain operations for another 12 months. In order to finance our working capital requirements, we are currently negotiating equity investments with several sophisticated investors, but there can be no assurance that we will obtain this capital or that it will be obtained on terms favorable to us. If we do not obtain short term financing we may not be able to continue as a viable concern. In view of this fact, our auditors have stated in their report from the period ended September 30, 2000, that there is substantial doubt about our ability to continue as a going concern, dependent upon our ability to meet our future financing requirements, and the success of our future operations, the outcome of which cannot be determined at this time. We do not have a bank line of credit and there can be no assurance that any required or desired financing will be available through bank borrowings, debt, or equity offerings, or otherwise, on acceptable terms. If future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution in the net book value per share of common stock.


          On April 14, 2000, we entered into a Securities Purchase Agreement with six investors, for the purchase of investment units, consisting of common stock, common stock purchase warrants, 4% subordinated debentures and preferred stock. Pursuant to the Securities Purchase Agreement, these investors purchased 760,000 shares of common stock, warrants to purchase 3,600,000 shares of common stock and subordinated debentures with a principal amount of $3,280,000 for a total price of $4,800,000.


          On August 10, 2000, we agreed with the investors to modify certain terms of the earlier funding agreement. Under the new terms of this agreement, we agreed to issue an additional 608,000 shares of common stock to the investors, in exchange for $1,920,000 and the investors' forbearance of certain rights under the original agreement. The conversion price of the subordinated debentures was amended to the lesser of 110% of the average per share market value for the five consecutive trading days immediately preceding the original issue date and 85% of the average per share market value for the five consecutive trading days immediately prior to the conversion date. We also agreed to change the floor price to $1.00 for the period between August 10, 2000 and October 14, 2000, $0.64 from the period between October 14, 2000 and April 14, 2001 and zero thereafter.

          On November 15, 2000, the investors agreed to modify the transaction documents in accordance with our request and agreed to waive any breach of the original Securities Purchase Agreement and the first amendment by us which occurred prior to the closing date of the Second Amendment. In consideration for these concessions, we agreed to increase the principal amount of the debentures held by the investors to $6,720,000 and to issue 3,996,113 additional restricted shares of common stock to the investors. The investors have returned to the company 760,000 previously issued shares of common stock in exchange for the issuance of new debenture certificates reflecting the increase in the principal amount. Under this agreement, the selling shareholders may convert the debentures at a conversion price equal to 85% of the average of the closing trading prices of the common stock for the five consecutive trading days immediately prior to the conversion. We agreed to remove the floor price on the 4% convertible debentures and decrease the price of the warrants to $0.1012 pursuant to the Senior Secured Convertible Debentures and Warrants Purchase Agreement signed March 29, 2001 and described below.

         We signed a common stock purchase agreement with Grenville Finance Ltd. dated January 26, 2001 for the future issuance and purchase of our common stock. The common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility. Grenville Finance Ltd. committed up to $50 million to purchase our common stock over a twenty-four month period. Once every 22 trading days, we may request a draw down of up to $1,500,000 of the committed money, subject to a formula based on the average common stock price and average trading volume, setting the maximum amount of any request for any given draw down. Each draw down must be at least $50,000, and there must be a seven trading day waiting period between draw downs. The amount of money that Grenville Finance Ltd. will provide to us and the number of shares we will issue to Grenville Finance Ltd. in return for that money is settled twice during a 22 day trading period following the draw down request based on the formula in the common stock purchase agreement. Grenville Finance Ltd. will receive a fifteen percent discount to the volume weighted average stock price for that 22 day period We will receive the amount of the draw down less an escrow agent fee of $750 for each draw down amount and an 8% placement fee payable to the placement agent, Union Atlantic, LC, which introduced us to Grenville Finance Ltd. In addition, Grenville Finance Ltd. will receive a three year warrant to purchase up to 15,000,000 shares of our common stock at an exercise price of $0.265 per share. We may not be able to draw down at all if we fail to meet certain preconditions set out in the equity line of credit agreement. See "The Common Stock Purchase Agreement" below.


          On February 11, 2001, we entered into a Stock Purchase Agreement with two investors for the purchase of four million shares of common stock we offered at $0.125 per share through our Post Effective Amendment Form SB-2 Registration Statement. The total purchase price was $500,000.


         On March 29, 2001, we entered into a Senior Secured Convertible Debentures and Warrants Purchase Agreement with several investors. The investors agreed to purchase $750,000 principal amount of 8% convertible debentures and we agreed to issue warrants to purchase 50,000 shares of common stock for each $100,000 principal amount purchased by the investors and issued warrants to purchase a total of 375,000 shares. The exercise price on the warrants shall be 115% of the average of the five bid prices immediately prior to March 29, 2001. The term of the warrants is for three years. Under the agreement, we also agreed to remove the floor price on the 4% convertible debentures previously issued and to lower the price of the warrants to $0.1012. In addition, we pledged certain U.S. licenses and leases as collateral against these debentures.

         On April 20, 2001, pursuant to a settlement agreement between the company and Douglas P. Haffer, our former chief executive officer and chairman of the board, we repriced the exercise price for two separate grants of stock options to Mr. Haffer. Previously, Mr. Haffer held two 800,000 grants of stock options, with an exercise price of $1.62 and $0.095. Pursuant to the settlement agreement, the exercise price for these options were repriced to $0.01 and $0.036, respectively. In addition, the company agreed to pay Mr. Haffer $77,000 in severance pay for the release of his right to a "golden parachute" in an amount exceeding $1,000,000. In exchange, and upon execution of the settlement agreement, Mr. Haffer agreed to resign from his executive positions with the company and its subsidiaries and from his seat on their respective board of directors.


          Plan of Operations

         We are considering alternatives to our present business strategy, which include, but are not limited to modifications of our business plan and the possible sale or licensing of certain assets. Specific components of the modified new business plan could include a significant reduction in our selling, general and administrative expenses, additional equity investment, recapitalization and additions to the current management of the company. These changes would allow us to generate additional revenues, as well as to focus on more successful aspects of our business plan. We cannot provide assurance that implementing the modified business plan, even with the successful execution of all the components of the new plan, will lead the company to profitability. If we cannot successfully integrate an alternative business plan in the near future, our current financial condition may require alternatives, including, but not limited to selling certain assets of the company or filing for Chapter 11 bankruptcy protection.



         Due to the substantial operating losses we incurred during the fiscal year ended September 30, 2000 and this past two quarters, as well as the current projected future operating losses, we will require new sources of funding in the form of equity or debt financing in order to execute our current business plan. However, there is no certainty that additional financing of any kind will be forthcoming in amounts sufficient to allow the company to continue to operate its business.

         On January 14, 2001, we entered into a Loan Agreement with our systems integrator, Andrew Corporation, to repay costs incurred in purchasing their services and equipment. In connection with the loan, we agreed to pledge certain U.S. licenses and leases as collateral. According to the terms of the Loan Agreement, we agreed to pay the company an initial payment of $100,000 and then an additional $100,000 each month until the loan is repaid. The amount payable each month is subject to an increase if we receive additional financing. In addition, we issued the company a warrant to purchase no less than 200,000 shares and no greater than 500,000 shares of common stock. The warrants are exercisable until January 24, 2005 at an exercise price of $0.23 per share. The warrants were issued in lieu of interest. We are required to register the shares underlying the warrants.

         Assuming our financial condition warrants such expansion, during the next 12 months we intend to initiate and expand licensed operations in Ukiah, California, Grand Rapids, Michigan, Vail, Colorado and Pierre, South Dakota. Internationally, we intend to focus primarily in Peru, India, and Thailand, as well as Argentina. We are considering selling certain limited assets. We anticipate that our expansion will involve the purchase of significant equipment in these markets and estimate that the expenditure will be approximately $15,000,000 to $25,000,000. We currently have four full-time employees and three consultants at our headquarters office and approximately 30 additional full time employees in the offices of our subsidiaries. We anticipate hiring more employees as we enter new markets.

                                    BUSINESS

Introduction

          In February of 1997, Worldwide Wireless, Inc., a Nevada corporation, was formed to coordinate the operations of TSI Technologies, Inc., a Nevada corporation, and National Micro Vision Systems, Inc., a Nevada corporation. Its purpose was to complete the development of its patented advanced distributed wireless telephone and network designs and to finance, manufacture, and market these units and systems. TSI Technologies, Inc. was the research and development company formed for the purpose of creating and developing the distributed wireless call processing system. National Micro Vision Systems, Inc. was formed to operate a network of wireless Internet sites. In April of 1998, Worldwide Wireless, Inc., TSI Technologies, Inc. and National Micro Vision Systems, Inc. acquired Upland Properties, Inc., a Nevada corporation, for stock and transferred their assets to Upland Properties, Inc. Upland Properties, Inc. then changed its name to World Wide Wireless Communications, Inc. and began trading on the OTC Bulletin Board under the symbol WLGS. Worldwide Wireless, Inc. remains a significant shareholder in our company, but it does not play a role in our current operations. National Micro Vision Systems, Inc. is now completely separate from and unrelated to us.

          We have purchased, leased or otherwise have acquired an interest in a substantial number of high-speed wireless Internet frequencies in the United States, Peru, India and Thailand either by ourselves, or through our subsidiaries or joint ventures. We have also applied for reinstatement of our subsidiary's license in Argentina. We plan to purchase or lease additional wireless Internet frequencies in the United States and abroad, should we receive additional funding.

          In addition to acquiring and developing wireless Internet frequencies, we have received a patent on a new generation of wireless cellular telephone technology that we have named the distributed wireless call processing system. We believe that this technology may enhance wireless communications in the future by increasing cellular telephone network capacity.

The Industry

          Use of the Internet and private communications networks has expanded and continues to expand rapidly. International Data Corporation estimates that there were 142 million Internet subscribers at the end of 1998, and projects that this number will grow to over 500 million subscribers by 2003. Businesses increasingly depend upon data networks, not only for communication within the office, but also to exchange information among corporate sites, remote locations, telecommuting employees, business partners, suppliers and customers. Consumers are also accessing the Internet to communicate, collect and publish information and conduct retail purchases.

          The growth in data traffic is resulting in an increase in the demand for high-speed access. To accelerate the speed at which data can be transmitted, service carriers are increasingly relying on broadband, which allows the transmission of multiple data channels through a single medium. One broadband medium consists of wireless frequencies which have large bandwidth, or an ability to transmit large amounts of data in a short period of time.

          The FCC has taken steps to increase the availability of frequencies and bandwidth that may be used by wireless carriers in the United States for such data transmission. In addition, an FCC ruling in September 1998 allowed license holders of various frequencies within the band of 2.15 to 2.68 Gigahertz or GHz, to offer two-way broadband wireless data services upon the opening of a filing window. On March 23, 2000, the FCC announced the initial filing window for two way authorization which eventually took place between August 14, and August 18, 2000. Previously, these frequencies had been restricted to one-way video transmissions, which limited their effectiveness for data transmission. The FCC has also increased the availability of various higher frequencies within the bands of 24 to 40 GHz. Internationally, these frequencies vary slightly, with the lower frequency services being between 2.5 to 5.0 GHz and the higher frequency-type services being offered on frequencies similar to the higher frequencies used in the United States.

          Opportunities in broadband wireless access are increasing globally as Europe, Latin America, Asia Pacific and Canada join the United States in promoting competition in the local communications services market by allocating frequencies and bandwidth and issuing transmission licenses. In this regard, at least 26 countries have allocated broadband wireless frequency bands for use or trials in the last mile, according to Global Telephony.

          Deregulation has been a significant catalyst for increased competition in the long-haul segment of the market and massive spending on network infrastructure, as incumbent and emerging carriers have sought to address the growing demand for bandwidth. In the local access segment of the market, deregulation has also been a significant catalyst for the growing interest in providing broadband access directly to subscribers. Data services that historically were offered only by a single provider for a region now may be offered by a number of competing service providers. This increased competition has given local service providers compelling incentives to improve data transmission rates in order to offer additional value-added services to subscribers. However, bandwidth limitations of the existing infrastructure for the connection to the subscriber have constrained service providers from exploiting these opportunities. Links to subscribers typically consist of copper wires that operate at substantially lower transmission speeds than those offered in the long-haul segment of a network, or by some available broadband alternatives. These copper wires were originally intended to carry only analog circuit-switched, voice signals. As a result, the connection to the subscriber has become a bottleneck that limits high-speed data transmission.

          Alternative technologies for broadband access include:

     o Digital subscriber line, or DSL, technology which improves the data transmission rates of a telephone company's existing copper wire network;

     o Cable modems, which are designed to provide broadband Internet access and are targeted primarily at the residential market;

     o Fiber Optic-Based Solutions and high-capacity leased lines, which offer the highest data transmission rate of any of the alternative technologies for broadband access;

     o Point-to-point wireless technology enables data transmission using a dedicated radio link between two locations; and

     o Broadband point-to-multipoint wireless networks, which consist of a wireless hub that communicates over radio frequencies to transmit and receive network traffic to and from wireless modems installed at multiple subscriber locations.

          Both incumbent and emerging service providers are emphasizing broadband wireless technologies for Internet access. Established carriers are expected to use broadband wireless technology to reach new customers to whom they previously could not provide access, fill coverage gaps in their existing networks and deploy value-added services in a cost-effective manner. For example, International Data Corporation reports that in 1999, Sprint and MCI WorldCom spent over $1.5 billion to purchase companies holding licenses in these lower frequencies within the 2.15 to 2.68 GHz range. Emerging carriers may use this technology to bypass existing wire-based infrastructure and to compete with incumbent carriers. In addition, this technology may be used to deploy broadband services in regions where there is no wire-based communications infrastructure. Estimates of the revenue which lower frequency licenses will generate vary substantially, but International Data Corporation estimates that revenue generated by basic services delivered via fixed, non-satellite based wireless technologies will grow from $767 million last year to $7.4 billion in 2003.

Lower and Higher Frequency Wireless Transmission Systems

          We have chosen to focus on acquiring licenses to transmit within the lower frequency ranges approved by the FCC and used internationally, which are generally between 2.15 and 5.0 GHz. Although the higher frequencies are large enough to transmit large amounts of data at once, the higher frequencies have severe limitations including high costs of build out, very short range of less than 5 kilometers and severe problems with interference from weather and atmospheric conditions. Even though they have these limitations, higher frequency transmissions would appear to have major potential in wireless local loops, internal wireless networks and intranets.

          The lower frequencies approved by the FCC have less bandwidth than those in the higher frequencies. Nonetheless, we believe that the lower frequencies have more than enough bandwidth for the great majority of potential business and residential users. In the United States, which allows 10 watts of power in transmitting data, the range of the lower frequencies is at least 50 kilometers and transmissions within these frequencies are much less affected by atmospheric and meteorological phenomena. It is also much less expensive to install and operate lower frequency transmission services than at higher frequencies, in part because the greater range of the lower frequencies require the installation of fewer transmitters.

          Both high and low frequency transmissions are transmitted over a limited number of licensed frequencies that protect data from interference by other forms of radio or microwave transmitters. It is critical, therefore, that any company operating or attempting to develop a system of wireless Internet over these frequencies acquire them as quickly and as inexpensively as possible and for as many locations and as many channels/bands as possible in each location.

          Because of the limitations of higher frequencies as a means of transmissions for Internet access, and because we believe that the more viable market for wireless high-speed services is in the small to medium-size business and residential market, we have decided to concentrate exclusively on the lower frequencies for our Internet access service. In that context, we have been actively engaged in the acquisition of wireless Internet frequencies in the United States and especially abroad.

          One major technical problem with wireless transmissions within the lower FCC-approved frequencies has traditionally been that a clear line of sight was necessary between the transmission and the receiver. This limitation allowed these frequencies to be used only in areas with even terrain and no obstructions, insofar as buildings and hills would often disrupt transmissions. Although these problems persist with the lower frequencies, there have been recent developments which have shown a potential for reducing these problems. Cisco Systems, Inc. announced the development of Vector Orthogonal Frequency Division Multiplexing, which purportedly has the ability to reassemble multi-path signals at the receiving point so that they appear to arrive in a single stream from one location, even if obstacles are in the path of the original signal. (Communications Daily, MMDS Industry Gears Up on Standards Issues, Spectrum Planning, April 3, 2000). This would have the effect of significantly reducing the line of sight problem and, we believe, will enhance lower frequency transmissions as a medium for Internet access.

          A part of the spectrum which the lower frequencies occupy consist of frequencies referred to as Instructional Television Fixed Service. These frequencies are reserved by federal law to television broadcasting by religious, educational or other nonprofit groups. An increasing number of providers of data transmission are leasing transmission rights of the holders of Instructional Television Fixed Service licenses. As we discuss below, we have leased a number of these frequencies from a nonprofit organization.

International Broadband Use

          We believe that international markets offer enormous potential for growth. Although use of the Internet has grown substantially internationally, we believe that the combination of obsolete equipment and newly privatized systems in many countries provide us with great opportunity. The technology we employ allows countries such as Thailand and Peru to establish an up-to-date, high-speed, broadband wireless Internet system equal to any of the most developed nations with very little infrastructural costs. We believe the same will be true in the many other countries throughout Asia, Latin America, the Middle East and Europe in which we are actively seeking wireless frequencies.

          We believe that our approach to providing high-speed, broadband, fixed wireless Internet service will make our service available to a broader customer base than is possible with certain other fixed wireless services. By concentrating on the acquisition of relatively low-frequency spectrum, we can provide service over a substantially larger market of customers, with enhanced propagation properties, and for substantially lower cost than can be offered by higher-frequency wireless services. It is our belief that the bandwidth and speed of our service will meet the requirements of at least 90% of the potential high-speed wireless Internet customer base, and we hope to be able to provide this service more economically and with greater reliability than our competition. In the international market, we should be able to provide a quantum leap in the quality of Internet service beyond that which currently exists and at a price point similar to that being charged by providers of the current service.

Our strategy

Our activities are currently divided into three categories:

     o    Acquisition of Wireless Internet Frequencies - Spectrum;
          -------------------------------------------------------
     o    Development of Wireless Frequencies - Build Out; and
          ----------------------------------------------------
     o    Development and Licensing of Distributed Wireless Call Processing
          -----------------------------------------------------------------
          Systems.
          -------

Acquisition of Wireless Internet Frequencies - Spectrum
-------------------------------------------------------

          We have determined that our primary target for acquisition of wireless frequencies will be in the frequency range within the United States of 2.5 GHz to 3.0 GHz and in similar frequency ranges up to around 5.0 GHz internationally. With these frequency ranges we believe that we will be able to provide the highest quality, broadest band, and fastest service and the most reasonable costs to the largest number of potential customers. By positioning ourselves to provide enhanced connectivity to the largest number of people, we believe that we will play a significant role in the expansion of this technological development in both the short and long term.

          Prior to 1999, we controlled licenses in only three locations - the East Bay region of San Francisco, California, northern San Diego County, California, and South Bend, Indiana. Since the beginning of 1999, we have acquired rights - either through long-term leases with options to purchase or outright purchases - to additional spectrum both in the United States and elsewhere. As of March 1, 2001, we lease, own or possess reversionary rights to licensed frequencies in the following additional locations:

          Location                         State/Country
          Hot Springs                      Arkansas
          Aspen                            Colorado
          Vail                             Colorado
          Hilo                             Hawaii
          Grand Rapids                     Michigan
          Key West                         Florida
          Ukiah                            California
          La Grande                        Oregon
          Pierre                           South Dakota

          Buenos Aires                     Argentina, South America
          Bangkok                          Thailand. Asia
          Hat Yai                          Thailand, Asia
          Khon Kaen                        Thailand, Asia
          Nakhon Ratchasima                Thailand, Asia
          Phuket                           Thailand, Asia
          Chiang Mai                       Thailand, Asia
          Lima/ Callao                     Peru, South America



          The licenses in the United States listed in the above table are currently leased from Shekinah Networks. Pursuant to an Option Agreement with Shekinah Networks, we paid $500,000 to lease nine Instructional Television Fixed Service channels for our high-speed wireless Internet connections, as authorized by the FCC. This agreement also provides us an exclusive option to lease excess capacity on Shekinah's remaining thirty-two channels, as they become available. The monthly minimum transmission fee to be paid to Shekinah for each license or application leased will be 5% of the gross system receipts or $500, whichever is greater. Each lease has a term of five years, which may be renewed at our election for an additional five-year term if the FCC renews the license.


         All of the United States licenses described above allow us to broadcast over frequencies using one-way transmissions only. With the exception of certain limited provisional licenses granted in various parts of the country, the FCC has not yet granted long-term two-way transmission licenses for the lower frequencies. We have submitted six applications for two way transmissions on our existing licenses to the FCC in the following markets: Aspen, Grand Rapids, Key West, Pierre, Ukiah and Vail. In April 2001, the licenses for four of these markets, Vail, Grand Rapids, Pierre and Ukiah were granted. The remaining applications for Aspen and Key West are currently pending.

          Development of Wireless Frequencies - Build Out
          -----------------------------------------------

          As spectrum is acquired, we plan to provide high-speed Internet services, including telephony and videoconferencing services. We plan to join with local partners and other entities in the industry to form strategic alliances in connection with the use and implementation of high-speed wireless services. We may also provide services directly to users of Internet services. As of the date of this prospectus, and except as described below, we have not yet entered into any strategic alliances.

          We selected Andrew Corporation as our exclusive systems integrator worldwide. We anticipate that this association with Andrew Corporation will assist us in our effort to deploy our high speed wireless data systems throughout the world. Most recently, Andrew Corporation has provided significant assistance with our system build out in Lima/Callao, Peru.

          We are currently operating a single system off of Mt. Diablo in Concord, California, an area some thirty miles east of San Francisco. The license at Mt. Diablo is one of only two one-channel licenses that we control, with all the remaining ones being at least four channels. Commercial service commenced in this location in December 1999. Because the high-speed wireless component of the Mt. Diablo operations is only available in downlink mode, we have been aware from the outset that the operations in the Concord area would not be typical for the more conventional two-way systems. However, because the FCC has not yet approved permit applications for two-way transmissions within these frequencies and because of the specific demographics within the potential Mt. Diablo transmission area, we decided to commence the limited-type of service close to our headquarters in Oakland.

          In December 1999, we entered into an amended lease agreement regarding a lease for the license covering Concord, California and the surrounding area. We have recently received a Notice of Default from the lessor. The Notice of Default is based on a requirement in the amended agreement that the balance of the purchase price for the assignment of the license be paid by December 1, 2000. Our management has been advised by counsel, that payment of the balance of the purchase price prior to the FCC's consent to the assignment of the license may constitute a premature assignment in violation of the FCC's rules. The assignment application has not been filed with the FCC for the FCC to make a definitive ruling on this issue. At this point, no formal legal action has been taken by the Lessor.

          We intend to build-out domestic systems in various areas including the small town of Ukiah, California, some ninety miles north of San Francisco. In addition to Ukiah, we plan to commence domestic build-out programs in northern San Diego County, South Bend, Indiana, Grand Rapids, Michigan, Vail and Aspen, Colorado, Key West, Florida, and Pierre, South Dakota. We recently entered into an agreement with Shekinah Network to lease their excess airtime capacity in Hot Springs, Arkansas and Hilo, Hawaii.


          We signed an agreement to acquire 51% of Infotel Argentina, S.A. in November, 1999. We have secured the necessary backbone connections and transmitter locations in the Greater Buenos Aires metropolitan area, which contains more than 16 million people. Our ability to begin transmission over the frequencies is subject to approval of the Comision Nacional de Communicaciones, or CNC, the governmental agency primarily responsible for regulating telecommunications in Argentina. In September 2000, the Argentine government announced that it was revoking all licenses for certain specific lower frequencies previously granted to Infotel and others. As a result the licenses for which we had submitted transfer requests were revoked. In March 2001, the government temporarily reinstated our licenses, subject to our ability to comply with certain governmental provisions within 120 days. Although we are diligently attempting to comply within 120 days, we cannot be certain, based on our present financial condition, that we will be able to fully comply.


          We acquired all of the shares of Digital Way, S.A., a Peruvian telecommunications company earlier this year. Digital Way presently owns a wireless transmission license in Lima/Callao and is in the process of attempting to secure additional licenses in that area as well as licenses for five different cities in Peru. We have received necessary governmental consent in Peru for the transfer of the control of Digital Way's licenses.

          Digital Way, S.A. recently launched its two way, high speed, broadband wireless internet operations in metropolitan Lima/Callao Peru. This effort has generated interest from business customers in the region. This service is to be marketed under the name "Speedway" and is intended to provide high quality service to currently underserved sectors of the Peruvian market. Recently, Digital Way entered into an agreement for a pilot project with McDonalds's, Compaq Computer, and a local Internet Service Provider to provide Internet access to McDonald's customers at one of the restaurants locations in San Isidro, Lima Peru. Digital Way is providing the connectivity and internet backbone to provide the service. We expect that the pilot project will be expanded in the future to cover additional McDonald's locations in the Lima/Callao area.

          We intend to inaugurate services in Thailand subject to funding. Earlier this year, we entered into a joint venture with World Thai Star Company, a Thai corporation, to provide high speed, wireless, broadband internet and related services in Bangkok and other major areas in Thailand. World Thai Star Company, currently owns frequencies in Bangkok and throughout "up-country" Thailand. World Thai Star will transfer its rights to certain frequency licenses to the joint venture and we will contribute funding.

          Upon receipt of additional funding, we intend to commence a build out of our high speed broadband fixed wireless data service system in India. We have entered into an agreement with a group of Indian businessmen to establish such a system. Under the agreement, World Wide Wireless Communications (India) Ltd. was formed. World Wide Wireless Communications (India) has received internet service provider licenses in five cities in India. The success of this venture depends on obtaining a nationwide internet service provider license and an appropriate frequency license from the Indian government. We recently received a frequency license from the Indian government to provide service in nine Indian cities subject to certain conditions imposed by the government. Our India operation still needs to apply for a nationwide ISP license to provide service in all the frequencies granted. We are required to contribute capital to World Wide Wireless Communications (India) Ltd for build out and related expenses in increments based on obtaining the internet service provider and frequency licenses.


         In May 2001, our partners in India and Thailand expressed concerns about our ability to satisfy our contractual obligations under their respective contracts. Due to our present financial condition, we may be unable to expand our relationships in India and Thailand in the capacity that we had originally planned.


          We expect that, in the case of any future acquisition of licensed frequencies, we will operate the systems alone, do so in joint ventures with local entities, or transfer the licenses to third parties for significant consideration.

          Although we initiated negotiations with businesses in Puerto Rico and Portugal in 1999, no further negotiations or affiliations are currently pending in those countries.

        Development and Licensing of Distributed Wireless Call Processing System
        ------------------------------------------------------------------------

          We are completing the development of our distributed wireless call processing system. The major feature of this system is that it allows individual cell phones and other communication units to amplify signals, thereby reducing the need for repeater stations. The system allows every handset itself to serve as a mobile, low-power repeater site, and each unit facilitates the operation of the entire local network within a radius of 10-20 miles. A whole continent populated with these units would theoretically have no need for infrastructure support of any kind. In practice, we or parties to whom we license the system will build widely scattered gateway sites that will serve to introduce local signals into long lines, international and satellite service providers and introduce data signals into destination networks while providing a medium for our generation of an ongoing revenue stream.

          We are looking to license this technology to a third party developer in order to potentially create a royalty stream of income. However, we cannot guarantee that we will enter into such an agreement.

Competition

          Our competitive business position is largely dependent on the various markets in which we operate.

          United States
          -------------

          The telecommunications market in the United States is highly competitive and largely deregulated, although the FCC still plays a prominent role. We are focusing our strategy on underserved rural areas that are less economically viable for high speed wireline or cable-modem services. Although other fixed wireless providers, such as Sprint and Worldcom/MCI, may eventually become competitors, in the next few years these operators will likely focus on the more lucrative opportunities offered by larger markets. We believe that markets in which we have licenses, such as Key West and Aspen, will not be the focus of these service providers in the near future which we hope will enable us to establish our services in these markets before other larger companies enter these markets. Other potential competitors such as satellite broadband and dial-up Internet service providers currently provide less bandwidth than do service providers using our frequencies which can result in some instances in transmission delays and downstream service interruptions, particularly in bad weather.

          Peru
          ----

          The Peruvian Internet market is still dominated by the former monopoly, Telefonica del Peru, which provides basic dedicated, hosting and high-speed wired services. Access connections are limited by the limited personal computer and cable penetration rates, as well as low availability of local content. Although Bell South and AT&T Latin America plan to enter the Internet service provider marketplace, we believe it is a lower priority than providing their basic telephony services. Diginet Americas has entered Peru with a fixed wireless broadband service. Diginet Americas intends to provide "point to multipoint" services such as ours. Most of the less prominent Internet service provider companies are focusing on the Lima/Callao market where there are numerous high-income and corporate customers.

          Argentina
          ---------

          Argentina's Internet service provider market is relatively competitive, with four significant Internet access providers, none of which possesses a market share greater than 25%, however, taken together, these four companies represent about 80% of the total Internet service provider market. We believe that some of the cable providers have entered or plan to enter, the dial-up and cable-modem markets. In addition, Velocom and Millicom, two Argentine companies, have recently entered the market using wireless spectrum (3.5 GHz) in a similar range as ours. Winstar, an American company, recently rolled out Internet service provider services in Buenos Aires using higher bandwidth than ours. Winstar primarily plans to concentrate on large businesses. We plan to focus our efforts on small to medium size businesses if our license is restored. We believe that services on our frequencies, if the government reinstates our licenses, provide for a geographically longer-range of coverage.

          Thailand
          --------

          Pyramid Research, a research firm, indicates that there are currently at least four competitors for us in the Internet service provider market in Thailand. However, it reports that none of them have more than 30% of the market. Fixed wireless technology is not yet prevalent in Thailand providing a good potential environment for our technology.

          India
          -----

          Slow deregulation has stifled competition in the Indian Internet service provider market. The former monopoly, VSNL, still retains a significant majority of all Internet access connections. Currently, in order to provide internet access in India a company must first apply for an Internet service provider license. The Indian government has indicated that it considers Internet access a top priority and intends to increase availability of such licenses. We anticipate that our current relationship with certain Indian contacts will ultimately allow us to gain access to additional licenses and an Internet service provider license. At this point, our four major competitors are the former telephone monopoly (VSNL), Satyam Infoway, Regional Monopoly (MTNL) and Cable Satellite Network "Zee".

Acquisitions

          On November 30, 1999, we signed an agreement to acquire 51% of Infotel Argentina, S.A., the owner of wireless transmission licenses in eight of the largest cities in Argentina, including Buenos Aires. Under the agreement, we will appoint the majority of Infotel's directors and will be in charge of its management. The purchase price for Infotel Argentina S.A. consisted of $900,000 in cash and 454,545 shares of common stock. The Agreement allows us to rescind the purchase in the event that the CNC does not approve the sale of Infotel Argentina S.A. to us and receive repayment of the purchase price.

          On February 29 , 2000, we signed an agreement to purchase Digital Way, S.A., a Peruvian telecommunications company. Digital Way currently owns licenses for spectrum in the 2.3 to 2.5 GHz range, and has national and international long-distance concessions as well as value added licenses for services in Peru. The purchase price for Digital Way consisted of $400,000 in cash and 181,100 shares of common stock. We also agreed to pay Digital Way in increments of money and shares of common stock based on certain milestones including the transfer and the acquisition of additional licenses. Under the agreement, Digital Way will also receive additional shares if, on the one year anniversary of the agreement, our share price drops below the share price on the closing date of the agreement. Accordingly, we will be obligated to issue sufficient shares to assure that the total value of the shares shall equal $900,000 based on the share price on the anniversary of the agreement. We sought and received approval for this acquisition from the Peruvian government.

          In March 2000, we signed an agreement to acquire 25% of El Salvador Telecom, S.A. de C.V. ("SalTel") a telecommunications company in El Salvador. Pursuant to the terms of the letter of intent, we paid $1,000,000 to that company as an advance payment of the purchase price. The agreement provided that the purchase was conditioned upon the company's acquisition of certain licenses and the occurrence of certain other conditions which have not been met. As a result we sought the return of the $1,000,000 payment. To date the company has returned all $1,000,000.

Regulation

          We intend to offer our services exclusively over licensed frequencies in each of the countries in which we operate. In the United States, our frequencies are licensed by the Federal Communications Commission. In Argentina, by the Comision Nacional de Comunicaciones. In Peru by the Telecommunications Concessions Department of the Ministry of Transport, Communciations, Housing and Construction. We are either applying directly for licenses in some countries or applying jointly with local partners in other countries. Some countries require, for example, domestic control of any entity licensed to use radio frequency within their territory.

          Within the United States, we operate under licenses issued by the FCC. These licenses are issued in the 2.5 GHz frequency range and can be revoked if the licensee or its assignee is in violation of any of the operation provisions under the license. The licenses are issued in the United States for a fixed time period and can be renewed. Yearly reports are required to be filed with the FCC to establish that the licensee or its assignee is complying with the requirements of the license.


         Outside the United States, rules and regulations are quite varied. In Argentina, the proposed frequencies for licenses are between 2.4 GHz and 2.6 GHz and are granted by the CNC. Licenses are granted for periods of 10 years, but may be extended for lengthier periods at the discretion of the CNC. In Peru, frequencies for licenses are also between 2.4 GHz and 2.6 GHz and are granted for periods of 20 years. As in the United States, licenses may be revoked if the licensee violates any of the license provisions. There are significant differences in the clarity of regulations as well as in the consistency of their enforcement by the regulatory authorities abroad, and changes in governments may result in substantial changes in the enforcement of regulations. For example, in September 2000, the government of Argentina revoked licenses for lower transmission frequencies, those ranging between 2.5 and 4.0 Gigahertz or GHz for all communication carriers, including those of the company's subsidiary, Infotel Argentina, S.A. In March 2001, the government temporarily reinstated our licenses, subject to our ability to comply with certain governmental provisions within 120 days. Although we are diligently attempting to comply within 120 days, we cannot be certain, based on our present financial condition, that we will be able to fully comply.


          In addition to these laws, our business operations also make us subject to laws pertaining to transmitters of information over the Internet. The law relating to liability of Internet service providers and online service providers for information carried on or disseminated through their networks is currently unsettled. A number of lawsuits have sought to impose liability for defamatory speech and indecent materials. A recent federal statute seeks to impose liability, in some circumstances, for transmission of obscene or indecent materials. In one case, a court has held that an online service provider could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. Other courts have held that Internet service providers and online service providers may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials. The Telecommunications Act of 1996 prohibits, and imposes criminal penalties and civil liability for using, an interactive computer service for transmitting indecent or obscene communications. Although we intend to conduct our operations in a manner which reduces the risk of liability under these laws, we cannot assure you that we will avoid liability entirely under these laws.

Business Locations

          Our business headquarters is located at 520 Third Street, Oakland, California, 94607. We also have offices located in Concord, California, Buenos Aires, Argentina and Lima/Callao, Peru. Our office space at One Post Street, San Francisco, was leased on a month-to-month basis. We vacated these offices on August 31, 1999. The actual rent paid, for the fiscal year ended September 30, 1999, was $22,341.

          In April 1999, we entered into a 5-year lease for approximately 6,000 square feet of office space in Jack London Square, Oakland, California. The lease commenced on June 5, 1999. The triple net rental agreement is for $10,038 per month during the first year. The lease provides for an annual increase based on the indexed cost of living adjustments. Additionally, the lease provides for the landlord's participation in partial reimbursement over the terms of the lease to us for leasehold improvements for which we pay. We began to occupy this space on September 1, 1999. The minimum annual rent is $120,456 for the fiscal years ended September 30, 2000, 2001, 2002 and 2003, and $81,642 for the period October 1, 2003 to June 4, 2004.

          We also entered into a lease for office space to operate our network operation center at 2962 Treat Boulevard, Suite C, in Concord, California 94518. The triple net rental agreement is for $1,890 per month. The lease provides for an annual increase based on the indexed cost of living adjustments. Additionally, the lease provides for the landlord's participation in partial reimbursement over the terms of the lease to us for leasehold improvements we make. We commenced occupation of this 1680 square foot space on May 1, 1997. The lease expired on April 30, 2000. We are now occupying the premises on a month-to-month basis.

          We have lease space by virtue of our acquisition of Infotel Argentina, S.A.. The lease is for approximately 1,500 square feet and is leased on a month-to-month basis. The monthly rent is approximately $2,000 per month. The lease started on January 1, 1999 and expires on December 31, 2003.

          We have leased space in Peru by virtue of our acquisition of Digital Way, S.A.. The lease is for three office spaces within the same building approximately 4,350, 57.53 and 40.99 square feet respectively and is due to expire May 1, 2010. The monthly rent is approximately $4,444.06 per month with a nominal annual increase.

Patents/Intellectual Property

          We recently received a patent from the United States Patent and Trademark Office for our distributed wireless call processing system, which has been issued patent number 6,055,429. We do not have other patents pending pertaining to other technologies.

          We currently use the service mark "World Wide Wireless Communications", however, this particular name is currently not protected by any trademark or copyright protection. We have applied to register the service mark consisting of both the name itself and a design logo with the United States Patent and Trademark Office. We are currently considering changing our corporate name from World Wide Wireless Communications, Inc. to another name.

Legal Matters


         On March 30, 2001, a Notice of Lien attaching our bank account was served by Management Recruiters of the Silicon Valley, Inc. Management Recruiters of the Silicon Valley, Inc. claims that we owe them $63,900. We deny this claim and will respond accordingly.

         On April 19, 2001, we were served with a complaint alleging unjust enrichment and a violation of California Business and Professions Code by Broad Horizons, Inc., a Florida corporation. The complaint stems from allegations that we improperly received monetary benefits from our acquisition of Comunicacoes 100Fio, Ltda, a Brazilian corporation, and our subsequent relations with Luis Cuza, a former vice-president and director of Broad Horizons, Inc. Broad Horizons, Inc. seeks restitution and disgorgement of all profits that we have received from our ownership of the licenses, as well as attorneys fees. We deny these allegations and will file an appropriate answer.

         We have been threatened with litigation by Ridge Capital, an investor of the company. Ridge Capital claims, pursuant to negotiations with the company, that we owe it 4,000,000 shares of common stock as settlement for failure to timely register its stock. We are currently researching this claim.


          On August 26, 1999, we filed suit against Credit Bancorp, in U.S. District Court in San Francisco, regarding improprieties on the part of Credit Bancorp relating to a loan. The case was settled on October 11, 1999. As part of the settlement agreement, Credit Bancorp agreed to convert the original loans granted to us to a convertible debenture in the amount of $740,000. On October 11, 1999, we issued a convertible unsecured debenture for $740,000 to Credit Bancorp in settlement of this obligation. The terms of this convertible unsecured debenture are 7% interest per annum payable, semiannually on the last day of February and September, with the principal due September 30, 2002. All amounts of unpaid principal and accrued interest of this debenture are convertible at any time at the conversion price of $1.60 per share of unregistered, restricted shares of our common stock. Credit Bancorp's receiver has agreed to convert principal and accrued interest owing on the debenture into 482,734 shares of our common stock.

          The Securities and Exchange Commission commenced an informal inquiry of our company in August, 2000. We have voluntarily complied with their requests for information and we intend to fully cooperate with the inquiry.

          In December 1999, we entered into an amended lease agreement regarding a lease for the license covering Concord, California and the surrounding area. We have recently received a Notice of Default from the lessor. The Notice of Default is based on a requirement in the amended agreement that the balance of the purchase price for the assignment of the license be paid by December 1, 2000. Our management has been advised by counsel, that payment of the balance of the purchase price prior to the FCC's consent to the assignment of the license may constitute a premature assignment in violation of the FCC's rules. The assignment application has not been filed with the FCC for the FCC to make a definitive ruling on this issue. At this point, no formal legal action has been taken by the Lessor.

                                   MANAGEMENT

          Our executive officers and directors and their ages as of May 1, 2001 are as follows:

Name                          Age    Position           Period of Service
----                          ---    --------           -----------------

John Cutter................   71     Chairman of the    January 2001 to present
                                     Board, CEO,
                                     CFO and President
Dana Miller................   39     Vice President     May 1998 to present
Ramsey Sweis...............   35     Director           May 1998 to present
Robert Klein...............   52     Director           May 1998 to present
Sonny Rath.................   36     Director           January 2001 to present
Robert Bowman..............   62     Director           May 2001 to present

          John Cutter has a long history of initiating, developing and managing businesses from the ground up. He currently serves as Executive Vice President of Pacific Lasercraft, a company founded to develop and market a patented laser-guided woodworking tool Mr. Cutter designed. He also serves as Chairman of Seabright Laboratories, which he founded to design and produce patented environmentally friendly pest control products. He has worked at that company since 1995. Mr. Cutter has founded and/or managed numerous different entities including Cutter Laboratories, Pacific Waters, The California Cystic Fibrosis Research Foundation and Cutter Lumber Products.

          Dana Miller was Director of Licensing and Acquisitions for National Micro-Vision Systems, Inc. from 1995 to 1996. He worked extensively with the Federal Communications Commission and FCC legal counsel and was responsible for compliance with all FCC regulations. Mr. Miller also coordinated acquisitions of microwave television licenses throughout the United States. He has negotiated FCC lease agreements with educational institutions and nonprofit organizations. From 1996 to 1998 Mr. Miller was a self-employed telecommunications consultant. He is an expert in FCC license application, FCC petition, and license acquisition and maintenance. His accomplishments include resolution of a recent long-term, complex conflict between us and another national wireless firm, freeing us up to implement high-speed wireless Internet operations in the San Francisco metropolitan area.

          Ramsey Sweis has had extensive experience in management and in the product design industry. He has been a leader and developer of high performance teams by enabling, training and motivating team members. In the recent past he has provided computer and engineering services to General Motors and Chrysler Corporation. In connection with those activities Mr. Sweis has developed designs between engineering, prototype models, tooling and vendor sources. Mr. Sweis resides in Roseville, Michigan. He currently serves as a Program Manager for Hanke Training & Design of Clawson Michigan. From 1997 to 1999 Mr. Sweis served as a designer for Computer and Engineering Services of Rochester Hills, Michigan. From 1991 to 1997, Mr. Sweis was a design leader for Megatech Engineering of Warren Michigan.

          Robert Klein's experience includes an active twenty-year career in the securities industry handling a wide range of duties including management roles and institutional trading. For the past fifteen years a major emphasis has been placed on packaging complex transactions on behalf of corporate clients resulting in the creation and sale of marketable securities. The past five years has been spent on public company development. Since 1993, Mr. Klein has been self-employed through

Weissgeld Capital Group, Ltd, a company he founded. In the past, he served as a director for three brokerage firms, including Yorkton Securities. He is currently a director of Asdar Inc. Mr. Klein has a degree in Applied Mathematics from the University of Waterloo, and an FCSI designation from the Canadian Securities Institute.

          Sonny Rath offers significant experience in the telecommunications industry. Most recently, he served as Head of Operations and Channel Partner Development for the Vicorp Division of Quest Communications from February 2000 to the present. Prior to that he held senior management positions at Quest from May 1999 to February 2000 and Allegiance Telecom from Mary 1999 to May 1999. Mr. Rath also spent eleven years at GTE Communications, now Verizon, in various positions ultimately becoming Senior Project Manager of Information Technology designing technology infrastructure. Mr. Rath has a degree in Mechanical Engineering. Mr. Rath was our Chief Operating Officer from January 2001 to February 2001, and will continue to serve as one of our consultants and as a Director.


          Robert Bowman is the Chairman, CEO, and founder of Enhanced Service Providers, LLC (ESP) in Massachusetts and has served in these positions for the past five years. From his professional origins at Bell System (AT&T) he has built his executive career with the Communications Satellite Corporation (COMSAT), Hughes Aircraft, Raytheon Corporation, Telco Systems, Inc., and Artel Communications Corporation. As founder of Telco Systems Fiber Optics Corporation he succeeded in leading the company from a startup to an approximately $100 million entity in four years. His management of corporations and joint ventures internationally, including the Pacific Rim, Middle East, South America, Europe, and Brazil.

Director Compensation

     Directors receive no compensation for serving as directors, except that:

     o Mr. Sweis received options to purchase 250,000 shares of common stock on October 22, 1998, at an exercise price of $0.095 per share. All of Mr. Sweis' options vested immediately upon the date of grant. The expiration date for Mr. Sweis to exercise the options is October 21, 2003. To date, Mr. Sweis has not exercised any options for shares of common stock.

     o Mr. Klein received options to purchase 250,000 shares of common stock on October 22, 1998, at an exercise price of $0.095 per share. All of Mr. Klein's options vested immediately upon the date of grant. The expiration date for Mr. Klein to exercise the options is October 21, 2003. To date, Mr. Klein has not exercised any options for shares of common stock.

     o Mr. Guidfar received options to purchase 100,000 shares of common stock in August, 2000, at an exercise price of $0.59 per share. All of Mr. Guidfar's options vested immediately upon the date of grant. The expiration date for Mr. Guidfar to exercise the options is August, 2005. To date, Mr. Guidfar has not exercised any options for shares of common stock. Mr. Guidfar resigned from the Board in December 2000.

Audit Committee of the Board of Directors

          On January 31, 2001, the Board established an audit committee. The audit committee of the Board of Directors consists of three non-employee directors, John Cutter, Robert Klein and Ramsey Sweis, all of whom are independent directors. The audit committee reviews results and recommendations in each external audit, reviews the procedures we use to prepare financial statements and related management commentary and meets periodically with management to review our major financial risk exposures. The Board of Directors adopted a written charter for the Audit Committee and elected John Cutter as its Chairman.

Executive Compensation


         The following table summarizes information regarding the salary and bonus we paid to Mr. Haffer, our former Chief Executive Officer, during the fiscal year ended September 30, 2000. Mr. Haffer was the only officer who received a salary plus bonus that exceeded $100,000 during that period. On April 20, 2001, Mr. Haffer resigned as Chief Executive Officer, Chief Financial Officer, President and Director of World Wide Wireless Communications, Inc. and from any similar positions in our subsidiaries. These positions have since been filled by John Cutter, a former director. The board of directors believes that Mr. Cutter is an adequate replacement for Mr. Haffer.

                           Summary Compensation Table

                              Annual Compensation        Long-Term Compensation
--------------------------------------------------------------------------------
                                                               Awards
                                                         -----------------------
                                                                      Securities
                                                                      Underlying
                                                         Restricted    Options
Name and Principal                                         Stock         and
Position                       Year   Salary    Bonus      Awards      Warrants
--------------------------------------------------------------------------------
Douglas P. Haffer              2000   220,000   23,000*      0        800,000
former Chairman, CEO and CFO   1999   106,000   16,017       0        800,000
--------------------------------------------------------------------------------
* Bonus was earned in fiscal year 2000 but was received in fiscal year 2001.

Option Grants

          The following table sets forth information concerning grants of stock options to Doug Haffer, our former Chief Executive Officer. He is the only named executive officer for the fiscal year ended September 30, 2000. All options were granted under the 1998 Stock Option Plan. Shareholders never approved our 1998 Stock Option Plan, and therefore, all incentive stock options granted under the 1998 Stock Option Plan are classified and taxed as non-statutory stock options.

                                            Options Granted during Fiscal Year 2000
                                           Number of      Percent of
                                           Securities       options                      Options
                             Fiscal Year   Underlying     granted to      Exercise      Exercised
                              Options       Options        employees       Price         as of       Expiration
                              Granted       Granted      from 9/30/99     ($/Share)      9/30/00        Date
                              -------       -------      ------------     --------       -------        ----
Douglas P. Haffer.              2000        800,000           50%         $1.62 (1)         0           2/1/05
former Chairman, Chief
Executive Officer, Chief
Financial Officer
                                1998        800,000           43%        $0.095 (2)         0          10/22/03

(1) On April 20, 2001, the exercise price on these shares was reduced to $0.01 per share.

(2) On April 20, 2001, the exercise price on these shares was reduced to $0.036 per shares.

          In October 1998, Mr. Haffer received an option to purchase 800,000 shares of our common stock at an exercise price of $0.095 per share. All 800,000 shares vested immediately. The expiration date is 5 years from the date of grant. The grant of shares was intended to be an incentive stock option, but our shareholders never approved the plan and therefore, the options are being classified as non-statutory stock options. On February 1, 2000, Mr. Haffer received another option to purchase 800,000 shares of our common stock at an exercise price "at the lowest price permitted under our 1998 Stock Option Plan such that the grant or exercise of the options will not create a taxable event." All 800,000 shares vested immediately. The expiration date of the option is 5 years from the date of grant. The option will be treated as non-statutory stock options.


         On April 20, 2001, pursuant to a settlement agreement between the company and Mr. Haffer, we repriced the exercise price for the two 800,000 grants of stock options. Pursuant to the settlement agreement, the exercise price for the two separate grants of stock options were repriced from $1.62 to $0.01 and from $0.095 to $0.036, respectively.



                          Aggregated Options/SARSs as of September 30, 2000
                          -------------------------------------------------
                      Number of Securities Underlying  Value of Unexercised In-
                        Unexercised Options/SARs at    the-Money Options/ SARs
                           September 30, 2000           at September 30, 2000
                         Exercisable/Unexercisable     Exercisable/Unexercisable
NAME
Douglas P. Haffer.             1,600,000/0                      0/0
former Chairman, CEO
 & CFO


1998 Stock Option Plan

          Our Board of Directors adopted a 1998 Stock Incentive Plan in August 1998 reserving 3,000,000 shares for issuance. The Plan provided for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to our officers and employees, and non-statutory stock options to employees, directors and consultants. However, our shareholders never approved our 1998 Stock Option Plan, and therefore, all incentive stock options granted under the 1998 Stock Option Plan were classified and taxed as non-statutory stock options.

          The exercise price of incentive stock options granted under the 1998 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value on the date of grant. Non-statutory stock options granted to a person who at the time the option is granted does not hold more than 10% of the voting power of all classes of our stock will have an exercise price of no less than 85% of the fair market value of the stock on the date of grant.

          Options granted to our employees will become exercisable over a period of no longer than 5 years, and no less than 20% of the shares covered will become exercisable annually. No options will be exercisable prior to one year from the date it is granted unless the Board specifically determines otherwise. In no event will any option be exercisable after the expiration of 10 years from the date it is granted, and no Incentive Stock Option granted to a holder of more than 10% of the voting power of all classes of our stock will be exercisable after the expiration of 5 years from the date it is granted.

          With respect to the non-statutory options if the employee's status as an employee with us terminates for any reason, other than death or disability, then the optionee may exercise stock options for a period of no less than three-months following such cessation. The three-month period is extended to 12-months for termination due to death or disability. In the event of a merger or consolidation in which we are not the surviving entity, or a sale of all or substantially all of our assets or capital stock, if the surviving entity does not tender to the optionee's stock options or capital stock of substantially the same economic benefit as optionee's unexercised options, then the Board may grant to optionees the right to exercise any unexpired options for a period of thirty days.

          2001 Stock Option Plan

          Our Board adopted a 2001 Stock Incentive Plan on January 31, 2001 reserving 7,500,000 shares of our Common Stock for issuance. The Plan will be administered by the Board of Directors or by a Committee that the Board will designate. The Plan provides for the grant of incentive stock options, as defined in the Internal Revenue Code of 1986 to employees of the company and non-statutory stock options to directors, employees and consultants of the company. The exercise price of incentive stock options granted under the 2001 Stock Option Plan will be determined by the Board or the Committee, but shall be no less than the fair market value of the stock on the date the option is granted. However, for any employee holding more than 10% of the shares outstanding of all classes of our stock, the exercise price will be no less than 110% of the fair market value on the date of grant.

          Each option will be granted in the form of an agreement setting forth the terms and conditions of the grant. Options granted to our employees will become exercisable over a period of no longer than 10 years, and no less than 20% of the shares covered shall be exercisable annually.

          If an optionee's status as an employee, director or consultant with us terminates for any reason, other than death or disability, then the optionee may exercise the option in the three-month period following such cessation or the termination of the term of the Option as set out in the Option Agreement. Any shares that are not exercisable on the date of termination shall become available for issuance under the Plan. The three-month period is extended to twelve months for termination due to death or disability.

          Under the Plan, the Board can also grant Stock Appreciation Rights to Employees, or Directors of or Consultants to the company. Similarly, if we enter into a transaction agreement with another company and the surviving entity refuses to assume or continue the stock option awards previously granted, the time during which the awards may be exercised shall be accelerated and the stock awards terminated if not exercised after such acceleration.

          The Board may from time to time amend the Plan but only with the approval, within twelve months, of the shareholders where the amendment will increase the shares reserved for stock awards, modify the requirements as to eligibility for participation in the Plan or modify the Plan in any other way if such modification requires shareholder approval in order for the Plan to comply with Section 422 of the Code or with requirements of Rule 16b-3.

          The shareholders were required to approve the Plan within twelve months of when we received Board approval. The shareholders approved the plan on March 1, 2001.

                       PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

          The following table sets forth the beneficial ownership of our common stock as of March 1, 2001 and as adjusted to reflect the sale of the shares of common stock offered hereby:

     o the chief executive officer, each of the executive officers named in the summary compensation table and each of our directors;

     o    all executive officers and directors as a group;

     o each person or entity who we know beneficially owns more than 5% of our outstanding shares of common stock.

          Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

          Applicable ownership is based on 93,417,795 shares of common stock outstanding as of February 28, 2001. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of February 28, 2001 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. If any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plan, there will be further dilution to new public investors.

          For purposes of calculating the number of shares of common stock beneficially owned after the offering, we have assumed the sale of all shares covered by the registration statement of which this prospectus is a part. Accordingly, in determining the number of shares of common stock beneficially owned after the offering, the total number of shares of common stock deemed outstanding includes: (1) the shares of common stock covered by the registration statement on behalf of Grenville Finance Ltd. and (2) shares of common stock issuable upon exercise of warrants and covered by this registration statement.

Beneficial Ownership of Common Stock
                                               Number of       Percentage of
                                                Shares       Shares Outstanding
                                              Beneficially   Prior to   After
Named Executive Officers and Directors (1)      Owned        Offering   Offering
                                                -----        --------   --------

John Cutter ...............................   2,613,500          2.8%      1.8%
Ramsey Sweis ..............................     250,000             *         *
Robert Klein ..............................     250,000             *         *
Sonny Rath ................................           0             *         *
Executive Officers and Directors as a
Group......................................   3,113,500          3.3%      2.0%

Name of Beneficial Owners
-------------------------
Michael Lynch                                12,700,064         13.4%       8.1%
C/o Robert J Stemler Esquire
Keesal Young & Logan
P.O. Box 1730
Long Beach, CA  90801-1730

Douglas P. Haffer                             6,541,073          6.5%       4.4%
520 3rd Street, Suite 101
Oakland, CA  94607

Amro International S.A.                       8,028,000          8.0%       5.3%
C/o Ultra Finance Ltd.
Grossmuenster Platz 26
P.O. Box 4401
Zurich, Switzerland CH8022

The Endeavor Capital Fund, S.A.               5,017,857          5.1%       3.4%
14/14 Divrea Chaim Street
Jerusalem 94479, Israel

Celeste Trust Reg.                            7,024,370          7.5%       4.7%
C/o Trevisa-Treuhand-Ansalt
Landstrasse 8
9496 Furstentums
Balzers, Liechtenstien

* Less than 1%.

          The address for each of the named executive officers and directors is c/o World Wide Wireless Communications, Inc., 520 Third Street, Suite 101, Oakland, CA 94607.

          Mr. Sweis's total includes 250,000 shares subject to options that are immediately exercisable.

          Mr. Klein's total includes 250,000 shares subject to options that are immediately exercisable.

          Mr. Haffer's total includes 1,600,000 shares subject to options that are immediately exercisable.

          Amro International's total includes 1,800,000 shares issuable upon exercise of the warrant and 4,800,000 shares underlying a principal amount of debentures issued of $2,400,000 (based on a per share price of $0.50).

          Endeavor Capital Fund's total includes 1,125,000 shares issuable upon exercise of the warrant and 3,000,000 shares underlying a principal amount of debentures issued of $1,500,000 (based on a per share price of $0.50).

          Celeste Trust Reg. filed a Form 13(g) with the Securities and Exchange Commission disclosing that it was the beneficial owner of 7,024,370 shares of common stock. We are not sure how the entity acquired all its shares but we do know Celeste Trust Reg. holds 705,000 shares issuable upon exercise of certain warrants and approximately 3,760,000 shares underlying certain convertible debentures that were issued pursuant to a Securities Purchase Agreement entered into April 14, 2000 and as amended.

Selling Shareholders

Overview

          The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we may issue to Grenville Finance Ltd. under the common stock purchase agreement. Accordingly, the number of shares we are registering for issuance under the common stock purchase agreement may be higher than the number we actually issue under the common stock purchase agreement.

Grenville Finance Ltd.

          Grenville Finance Ltd. is engaged in the business of investing in publicly traded equity securities for its own account. Other than the warrants we issued to Grenville Finance Ltd. in connection with the closing of the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Grenville Finance Ltd. and us other than the common stock purchase agreement and accompanying documents. Assuming Grenville Finance Ltd. sells all shares acquired under the common stock purchase agreement and upon exercise of the warrant, Grenville Finance Ltd. will no longer hold any of our common stock.

Andrews Corporation

          Andrew Corporation received warrants to purchase shares of our common stock in connection with a loan agreement we entered into with them. Andrew Corporation has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than serving as our systems integrator.

          Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares. The selling shareholders currently hold unregistered shares of our common stock and/or warrants for the purchase of common stock.

          The table below provides the names of the selling shareholders, the number of shares and the percentage the selling shareholders beneficially own before this offering based on our common stock outstanding of 93,417,795 as of February 28, 2001. It also explains the number of shares of common stock the selling shareholders may resell under this prospectus and assuming that the selling shareholders sell all the shares they are entitled to sell under this prospectus, how many shares of common stock and the percentage the selling stockholders will beneficially own after completion of the offering, based on our common stock outstanding on February 28, 2001 and the issuance of shares included in this prospectus.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated, we believe each person possesses sole voting power and investment power with respect to all the shares of common stock owned by such person, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

                               Number of        Percentage of
                                Shares        Shares Outstanding    Number of
                               Beneficially                         Shares Being
Name of Selling Shareholder     Owned          Prior to   After      Offered
---------------------------     -----          Offering   Offering   -------
                                               --------   --------

Grenville Finance Ltd.         9,248,361(1)       9.9%       0       65,000,000
P. O. Box 146
Road Town, Tortola
British Virgin Islands

Andrew Corporation               200,000(2)          *       *          200,000
10500 West 153 Street
Orland Park, IL  60462

          (1) Represents the shares which are issuable to Grenville Finance Ltd. upon exercise of the warrant, as further described in this prospectus. The warrant provides for the issuance of up to 15 million shares, however under the terms of the warrant Grenville Finance Ltd. may not exercise into a number of shares that would cause their beneficial ownership to exceed 9.9% of the company's outstanding common stock. We will receive the exercise price of any common stock that we issue through the warrant and Grenville Finance Ltd. may resell those shares pursuant to this prospectus.

          (2) Represents the shares issuable to Andrew Corporation upon exercise of their warrants.

                       CERTAIN RELATED PARTY TRANSACTIONS

          Mr. Andy Reckles, a previous nominee for election to the Board of Directors, is a partner with Union Atlantic, LC. Union Atlantic, LC served as a placement agent for a securities purchase agreement to issue convertible subordinated debentures which we entered into with certain investors in April, 2000. As the placement agent for the Debentures Agreement, Union Atlantic, LC received a placement agent fee. We recently reached an agreement with the investors whereby we amended the Debentures Agreement and the first amendment thereto (the "Second Amendment"). As part of the Second Amendment, Union Atlantic, LC served as a consultant to the investors and received a consultant fee.

          Union Atlantic, LC will receive certain fees every time we exercise options as part of the equity line agreement as described in this prospectus.

          In addition, Mr. Reckles also entered into a stock purchase agreement with us wherein he purchased 2,000,000 shares of our common stock for $0.125 per share.

          Mr. Reckles withdrew his nomination for the Board prior to the shareholder meeting held on March 1, 2001. We entered into a Consulting Agreement with Mr. Reckles whereby he will provide advisory services to management and the Board. He received 800,000 shares in consideration for his services. Those shares were registered on a Form S-8.

          On April 20, 2001, we entered into a Settlement Agreement with Mr. Haffer under which he received $70,000 in addition to reimbursable expenses.

          As of May 1, 2001, other than the discussion above and employment agreements and stock option plans, there have been no transactions to which we were a party involving $60,000 or more and in which any director, executive officer or holder of more than five percent of our capital stock had a material interest.

                            DESCRIPTION OF SECURITIES

General

          We are authorized to issue up to 300,000,000 shares of common stock, $.001 par value per share and 10,000,000 shares of preferred stock, $.001 par value per share. As of March 1, 2001, 93,417,795 shares were issued and outstanding. We have no preferred stock outstanding. All of the outstanding capital stock is and will be, fully paid and non-assessable.

Common Stock

          Previously our articles of incorporation authorized us to issue a maximum of 100,000,000 shares of common stock. On March 1, 2001, we received requisite shareholder approval to authorize the issuance of an additional 200,000,000 shares. Accordingly, the total number of shares currently authorized is 300,000,000. As of February 28, 2001, the transfer agent informs us that there were 93,417,795 shares of common stock outstanding. Owners of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders, except that, upon giving the legally required notice. Subject to the rights of any holders of preferred stock, the owners of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our business, the common stock shareholders are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and preferences to holders of preferred stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

          We have reserved 7,500,000 shares of common stock for issuance under our 2001 Stock Option Plan. In addition, we had 3,000,000 shares reserved in our 1998 Stock Option Plan. We are obligated to issue additional shares of common stock pursuant to the terms of our various common stock purchase warrants, and an indeterminate number of additional shares of common stock to be issued pursuant to 4% Convertible Debentures described below to the investors under certain agreements.

Preferred Stock

          On March 1, 2001 our shareholders approved the issuance of 10,000,000 shares of preferred stock. The Board is vested with the authority to designate one or more series of preferred stock with powers, preferences, rights, restrictions, qualifications and other terms and conditions as the Board may determine from time to time.

          If the board of directors creates a new series of preferred stock any effect on the common stock holders will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights of the common stock owners or other series of preferred stock.

Warrants/Options

          Under our Securities Purchase Agreement dated April 14, 2000, as amended, we issued warrants to purchase an aggregate of 3,600,000 shares of our common stock to certain shareholders. In addition, the shareholders have the right to acquire warrants to purchase an additional 1,440,000 shares of common stock as of the date of this prospectus. The warrants originally allowed the holders to purchase shares of our common stock at a price of $2.00 per share. The warrants allow for the holders to exercise their warrants without the payment of cash by surrendering shares otherwise purchasable upon exercise of the warrant with a fair market value equal to the exercise price for the shares they are purchasing. The exercise price is subject to adjustments if we declare a stock split or dividend of our common stock and will be adjusted lower on a weighted average basis if we issue shares of our common stock at below the exercise price of the warrant then in effect. The warrants are exercisable when issued and have a term of five years. The exercise price on these warrants was lowered pursuant to a Senior Secured Convertible Debenture and Warrant Agreement entered into on March 29, 2001. The new exercise price on these warrants will be 115% of the bid price on the date immediately preceding March 29, 2001 or $.1012 per share.

          On January 14, 2001 we issued a warrant to purchase no less than 200,000 shares of our common stock at an exercise price of $0.23 in connection with our loan agreement with Andrew Corporation. Andrew Corporation may exercise the warrants until January 24, 2005. In addition, Andrew Corporation is entitled to additional warrants to purchase up to 300,000 shares of our common stock if we obtain a bridge loan where we distribute warrants to the potential investor in excess of the warrants issued to Andrew.

          As consideration for the opening of the equity line of credit, on January 26, 2001 we granted Grenville Finance Ltd. a warrant to purchase 15 million shares of common stock. Grenville Finance Ltd. may exercise this warrant at any time prior to February 12, 2004 for $0.265 per share of common stock. The common stock issuable upon exercise of those warrants is included in this registration statement.

          On March 29, 2001, as part of the Senior Secured Convertible Debentures and Warrants Purchase Agreement we issued warrants to purchase up to 50,000 shares of common stock for each $100,000 principal amount purchased by the investor. Consequently, we issued warrants to purchase a total of 375,000 shares to the investors to that agreement.

          As of March 1, 2001 we have issued stock options to purchase up to 4,284,917 shares of our common stock through our stock option plan to employees, directors and officers. These option holders will not assume any of the privileges of our shareholders until they have exercised their options.

Subordinated Debentures

          We originally entered into a securities purchase agreement dated April 14, 2000 to issue 4% Convertible Subordinated Debentures to certain investors with a principal amount of $1,312,000 subject to certain conditions. On November 14, 2000 we reached an agreement with these investors whereby we amended the original securities agreement and the first amendment thereto. In exchange for a waiver by the investors of any breach of the original securities agreement and the first amendment, we agreed to increase the principal amount of the debentures by $2,128,000 and to issue an additional 3,996,113 restricted shares of common stock to them. Under this agreement, the investors may convert the debentures at a conversion price equal to the lesser of $0.64 and an amount equal to 85% of the average of the closing trading prices of the common stock for the five consecutive trading days immediately prior to the conversion. At no time shall the conversion price be below the floor price. Under the agreement as amended, the floor price wass $0.64 for the period between October 1, 2000 and October 14, 2000, $0.50 for the period between October 14, 2000 and May 30, 2001 and zero thereafter. However, if our aggregate revenue for the last three quarters of the year 2000 and the first quarter of year 2001 is less than $13.5 million then as of May 14, 2001 the floor price shall be zero. In the Senior Secured Convertible Debenture and Warrants Agreement entered into on March 29, 2001, we agreed to remove the floor price on these convertible debentures such that the floor price on the convertible debentures is now zero.

          Each debenture has an interest rate of 4.0% per year on the aggregate price of the principal. The interest shall be due and payable upon conversion, redemption or maturity of this debenture and any interest that has accrued will be deemed to be part of the aggregate principal amount for purposes of determining interest thereafter payable and amounts thereafter convertible into common stock.

          If during any period a holder is unable to immediately trade any common stock issued or issuable upon conversion of the debentures due to the postponement of filing, or delay or suspension of effectiveness of the registration statement, the investors have the option of using the conversion price applicable on any conversion date within ten trading days following the black out period or any price that would have been applicable on any conversion date earlier in the black out period or within the ten trading days thereafter.

          Under the amended agreement, we reserve the right to redeem the debentures if the per share market value of the common stock is less than $1.00. The redemption price is calculated at 120% of the principal amount and 100% of the unpaid interest accrued on those debentures being redeemed. To effect the redemption we must provide five days notice to the investors. The total principal amount of debentures to be redeemed shall not be less than $1,000,000. To qualify for the redemption we must have the full amount of the redemption price in cash or cash equivalents available.

          On March 29, 2001 we entered into a Senior Secured Convertible Debenture and Warrants Purchase Agreement with certain investors. Under this agreement the investors purchased a total of $750,000 principal amount of 8% convertible debentures. We also agreed that until the investors no longer hold any convertible debentures, we will:

          * draw down the maximum amount permitted under the equity line of credit with Grenville Finance;

          * not set the threshold price at more than 50% of the volume weighted average price of the common stock during the trading day immediately prior to the delivery of any draw down notice; and

          * at the election of the investors, use all of the proceeds received from the equity line financing to redeem these convertible debentures.

          More information on the equity line agreement can be found under the section entitled "Common Stock Purchase Agreement".

Registration Rights

          As part of our equity line of credit financing with Grenville Finance Ltd., we agreed to file a registration statement within forty-five (45) days of the agreement. Under the registration rights agreement, we agreed to register all the shares purchasable pursuant to the equity line of credit as well as any shares underlying the warrants. The purchasers may purchase up to $50,000,000 worth of shares of our common stock and 15,000,000 shares underlying the warrants. We shall incur all costs related to the registration statement and shall use our best efforts to cause the registration to become effective within ninety (90) days.

          We are required to register the shares underlying the warrants issued to Andrew Corporation. Under the registration rights agreement, Andrew Corporation at its option may elect to piggy back the registration of its shares on the registration statement prepared and filed for another selling shareholder or for us. If the shares are not registered within six months of the agreement, we are required to prepare and file a shelf registration covering all registrable securities for an offering to be made on a continuous basis.

          We are required to register the shares underlying the convertible debentures and warrants issued under the Senior Secured Convertible Debenture and Warrants Purchase Agreement, if this registration statement is not declared effective within 180 days of March 29, 2001 or if the equity line agreement does no continue to be effective or if we violated any material terms of the Senior Secured Convertible Debenture and Warrants Purchase Agreement.

                       THE COMMON STOCK PURCHASE AGREEMENT

Summary

          On January 26, 2001, we entered into a common stock purchase agreement with Grenville Finance Ltd., a British Virgin Island corporation, for the future issuance and purchase of shares of our common stock. The common stock purchase agreement establishes what is sometimes referred to as an equity line of credit or an equity draw down facility.

          In general, the equity line of credit operates as follows: the investor, Grenville Finance Ltd., has committed to provide us with up to $50 million as we request it over a twenty-four month period, in return for common stock, as well as warrants to purchase shares of common stock. Once every 22 trading days, we may request a draw down of up to $1,500,000 of the committed money, subject to a formula based on the average common stock price and average trading volume. Each draw down must be at least $50,000, and there must be a seven trading day waiting period between draw downs.

          The amount of money that Grenville Finance Ltd. will provide to us and the number of shares we will issue to Grenville Finance Ltd. in return for that money is settled twice during a 29 day trading period following the draw down request based on the formula in the stock purchase agreement. Grenville Finance Ltd. will receive a fifteen percent discount to the volume weighted average stock price for that 29 day period We will receive the amount of the draw down less an escrow agent fee of $750 for each draw down amount and an 8% placement fee payable to the placement agent, Union Atlantic, LC, which introduced us to Grenville Finance Ltd.

          As consideration for the opening of the equity line of credit, we granted Grenville Finance Ltd. a warrant to purchase 15 million shares of common stock. Grenville Finance Ltd. may exercise this warrant at any time prior to February 12, 2004 for $0.265 per share of common stock. The common stock issuable upon exercise of those warrants is included in this registration statement.

          Based on a review of our trading volume and stock price history and the number of draw downs we estimate making, we are registering 50,000,000 shares of common stock for possible issuance under the common stock purchase agreement and 15,000,000 shares underlying the warrants for common shares delivered to Grenville Finance Ltd.

          The common stock purchase agreement does not permit us to draw down funds if the issuance of shares of common stock to Grenville Finance Ltd. pursuant to the draw down would result in Grenville Finance Ltd. owning more than 9.9% of our outstanding common stock on the draw down exercise day.

The Draw Down Procedure And The Stock Purchases

          We may request a draw down by faxing a draw down notice to Grenville Finance Ltd., setting our the amount of the draw down we wish to exercise and the minimum threshold price, if any, at which we are willing to sell the shares.

Amount Of The Draw

          No draw may exceed the lesser of: (i) $1,500,000; or (ii) the amount that is derived from the following formula:

          o The total trading volume for the 60 calendar days immediately prior to the date we give notice of the draw down;

                    multiplied by

          o The average of the volume-weighted average daily prices for the 60 calendar days immediately prior to the date we give notice of the draw down;

                    multiplied by

          o    10%

Number Of Shares

          The next 22 trading days immediately following the draw down notice are used to determine the actual amount of money Grenville Finance Ltd. will provide and the number of shares we will issue in return. The amount of the draw down and the number of shares to be issued is determined and settled twice for the 22 trading days period, on the 13th and 24th trading days following the draw down notice, and is calculated based on the following formula:

     Number of shares of common stock = Sum over each of the 22 trading days over 1/22 of the draw down amount
                                        divided by 85% of the volume-weighted
                                        average daily price for our shares on
                                        each trading day.

          If the daily price for any given trading day during the draw down period is below the threshold price we set in the draw down notice, then that day is not included in the calculation of the number of shares to be issued and the draw down amount that Grenville Finance Ltd. is to pay us is correspondingly reduced by 1/22 for that day. Thus, if the daily price for that day is below the threshold price, we will not issue any shares and Grenville Finance Ltd. will not purchase any shares for that day. In addition, if the trading of our common stock on the OTC Bulletin Board has been suspended for more than three hours in the aggregate, we will not issue any shares and Grenville Finance Ltd. will not purchase any shares for that day.

          Under the terms of the Senior Secured Convertible Debenture and Warrants Purchase Agreement, we agreed that until the investors no longer hold any convertible debentures, we will not set the threshold price at more than 50% of the volume weighted average price of our common stock during the trading day immediately prior to the delivery of any draw down notice. See "Description of Securities."

Sample Calculation Of Stock Purchases

          The following is an example of the calculation of the draw down amount and the number of shares to be issued to Grenville Finance Ltd. in connection with that draw down based on certain assumptions.

Sample Draw Down Amount Calculation

          Suppose we provide a draw down notice to Grenville Finance Ltd. and we specified in the notice a threshold price of $0.18. Assume that: (i) the total trading volume of our common stock for the 60 calendar days prior to the draw down notice is 20,000,000 shares; and
(ii) the average of the volume-weighted average daily price for the 60 calendar days prior to the draw down notice is $0.20. You can apply the formula to these hypothetical numbers as follows:

          o The total trading volume for the 60 calendar days immediately prior to the date we give notice of the draw down (20,000,000);

                    multiplied by

          o The average of the volume-weighted average daily prices for the 60 calendar days immediately prior to the date we give notice of the draw down ($0.20);

                    multiplied by

          o    10%

          On these assumed facts, the maximum amount that can be drawn down under the formula would be capped at $400,000, subject to further adjustments if the volume-weighted average daily price of our common stock for any of the 22 trading days following the draw down notice is below the threshold price we set at $0.18. For example, if the volume-weighted average daily price of our common stock is below $0.18 on two of those 22 trading days, the $400,000 would be reduced by 1/22 for each of those days and our draw down amount would be 20/22 of $400,000 or $363,636.

Sample Calculation Of Number Of Shares

          Assume that we have made a draw down request of $400,000, the maximum amount based on the foregoing sample draw down amount calculation. In addition, assume we set a threshold price of $0.18 and that the volume-weighted average daily price for our common stock is set forth in the table below.

          The number of shares to be issued based on any trading day during the draw down period is calculated from the formula:

          o    1/22 of the draw down amount of $400,000;

                    divided by

          o    85% of the volume-weighted average daily price.

          For the first trading day in the example in the table below, the calculation is as follows: 1/22 of $400,000 is $18,182. Divide $18,182 by 85% of the volume-weighted average daily price for that day of $0.2188 per share, to get 97,763 shares. Perform this calculation for each of the 22 trading days, excluding any day on which the volume-weighted average daily price is below the $0.18 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 16 and 17.

          After excluding the days that are below the threshold price, the amount of our draw down in this example would be $363,636 and the total number of shares we would issue to Grenville Finance Ltd. would be 1,858,709, so long as those shares would not cause Grenville Finance Ltd. to beneficially own more than 9.9% of our then outstanding common stock. Grenville Finance Ltd. would pay $0.1956 per share for those shares.

--------------------------------------------------------------------------------
                                                              NUMBER OF SHARES
                 VOLUME-WEIGHTED      1/22 OF REQUESTED       OF COMMON STOCK
               AVERAGE DAILY STOCK        DRAW DOWN           TO BE ISSUED FOR
TRADING DAYS         PRICE                 AMOUNT             THE TRADING DAY
--------------------------------------------------------------------------------
      1              $0.2188              $18,182                 97,763
--------------------------------------------------------------------------------
      2              $0.2188              $18,182                 97,763
--------------------------------------------------------------------------------
      3              $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
      4                $0.25              $18,182                 85,562
--------------------------------------------------------------------------------
      5              $0.2969              $18,182                 72,046
--------------------------------------------------------------------------------
      6              $0.3125              $18,182                 68,450
--------------------------------------------------------------------------------
      7                $0.25              $18,182                 85,562
--------------------------------------------------------------------------------
      8              $0.2344              $18,182                 91,257
--------------------------------------------------------------------------------
      9              $0.2969              $18,182                 72,046
--------------------------------------------------------------------------------
      10             $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
      11             $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
      12             $0.2344              $18,182                 91,257
--------------------------------------------------------------------------------
      13             $0.2656              $18,182                 80,537
--------------------------------------------------------------------------------
      14             $0.2188              $18,182                 97,763
--------------------------------------------------------------------------------
      15             $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
      16             $0.1719                 --                       **
--------------------------------------------------------------------------------
      17             $0.1562                 --                       **
--------------------------------------------------------------------------------
      18             $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
      19             $0.2188              $18,182                 97,763
--------------------------------------------------------------------------------
      20             $0.2188              $18,182                 97,763
--------------------------------------------------------------------------------
      21             $0.2344              $18,182                 91,257
--------------------------------------------------------------------------------
      22             $0.2031              $18,182                105,320
--------------------------------------------------------------------------------
    TOTAL                                $363,636              1,858,709
--------------------------------------------------------------------------------

* The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

** Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

          In this fictitious example, we would receive the amount of our draw down ($363,636) less an 8% finder's fee paid to Union Atlantic, LC, less a $750 escrow fee, for net proceeds to us of $333,795. The delivery of the requisite number of shares and payment of the draw will take place through an escrow agent, Epstein, Becker & Green, P.C. The escrow agent pays 92% of the draw to us, after subtracting its escrow fee, and 8% to Union Atlantic, LC in satisfaction of the finder's fee. Only one draw down can occur during this 22 day period, and there must be a seven trading day waiting period between draw downs.

Necessary Conditions Before Grenville Finance Ltd. Is Obligated To Purchase Our Shares

          The following conditions must be satisfied before Grenville Finance Ltd. is obligated to purchase the common stock that we wish to sell:

     o A registration statement for the shares we will be issuing must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common stock purchased by Grenville Finance Ltd.;

     o There can be no material adverse effect on our business, operations, properties, prospectus or financial condition that is material and adverse to us, taken as a whole or any condition, circumstance or situation that would prohibit or otherwise materially interfere with our ability to perform our material obligations under the common stock purchase agreement or the registration rights agreement or to perform our obligations under any other material agreement;

     o We must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company unless the acquiring company has agreed to honor the stock purchase agreement;

     o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transaction contemplated by the common stock purchase agreement;

     o No litigation or proceeding involving us or any of our affiliates, can be pending, nor any investigation by any governmental authority threatened against us or any of our affiliates which seeks to restrain, prevent or change the transaction contemplated by the common stock purchase agreement or seeking damages in connection with the transaction;

     o Trading in our common stock must not have been suspended by the Securities and Exchange Commission or the OTC Bulletin Board nor shall minimum prices have been established on securities whose trades are reported by the OTC Bulletin Board.

          On each draw down settlement date for the sale of common stock, we must deliver an opinion from our counsel about these matters.

          As a further condition under the common stock purchase agreement, we may not draw down funds if the issuance of shares of common stock to Grenville Finance Ltd. in that draw down would result in Grenville Finance Ltd. and its affiliates owning more than 9.9% of our common stock outstanding as of the draw down settlement date. Even though Grenville Finance Ltd. may not own more than 9.9% of the then outstanding common stock, this restriction does not prevent Grenville Finance Ltd. from buying shares and selling some of its holdings and then buying more shares. In this way, Grenville Finance Ltd. could sell more than 9.9% of the then outstanding common stock while never actually holding more than that percentage.

Restrictions On Our Future Financings

          The common stock purchase agreement limits our ability to raise money by selling our securities for cash at a discount to the current market price until the earlier of (i) twenty-four months from the effective date of the registration statement; or (ii) sixty days after the entire $50 million commitment amount has been purchased by Grenville Finance Ltd.

          There are important exceptions to this limitation. We can sell our shares for cash at a discount to the current market price:

     o In a registered public offering of our securities underwritten by one or more established investment banks;

     o In one or more private placements where the purchasers do not have registration rights;

     o    Under any employee benefit plan approved by our shareholders;

     o Under any compensatory plan for directors, officers, full-time employees or key consultants;

     o In connection with a strategic partnership or other business transaction, the principal purpose of which is not simply to raise money;

     o In one or more private placements with registration rights; provided that for each such private placement, we have drawn down the maximum amount allowed under the agreement for two consecutive months immediately prior to the month during which such financing is entered into, and we agree to exercise draw downs for each month thereafter until the aggregate purchase price of such draw downs equals the aggregate gross proceeds received by us in the private placement; and

     o In a transaction for which Grenville Finance Ltd. has given its written approval.

Impact of Senior Secured Convertible Debentures and Warrants Purchase Agreement

          On March 29, 2001, we entered into the Senior Secured Convertible Debentures and Warrants Purchase Agreement with several investors. Pursuant to that agreement we agreed to certain terms that impact our performance under the common stock purchase agreement. Until the investors under the Senior Secured Convertible Debentures and Warrants Purchase Agreement no longer hold any convertible debentures we agreed to submit to the following requirements:

     o We will draw down the maximum amount permitted under the equity line immediately after the effective date of this registration statement;

     o We will not set the threshold price at more than 50% of the volume weighted average (as reported on Bloomberg Financial, L.P.) of the common stock during the trading day immediately prior to the delivery of any draw down notice issued pursuant to the equity line; and

     o At the election of the investors to that agreement, we will use all of the proceeds received from the equity line to redeem all of the 8% convertible debentures.

The Warrant Issued To Grenville Finance Ltd.

          As consideration for the opening of the equity line of credit, we granted Grenville Finance Ltd. a warrant to purchase 15 million shares of common stock. Grenville Finance Ltd. may exercise this warrant at any time prior to February 12, 2004 for $0.265 per share of common stock. The common stock issuable upon exercise of those warrants is included in this registration statement. Originally, under the Common Stock Purchase Agreement, we agreed to issue warrants to purchase $5,000,000 worth of shares of common stock, however, the parties later agreed that the amount should be decreased to 15 million shares.

Costs Of Closing The Transaction

          At the initial closing of the transaction on January 26, 2001, we delivered the requisite opinion of counsel to Grenville Finance Ltd. and paid the escrow agent, Epstein, Becker & Green P.C., $20,000 for Grenville Finance Ltd.'s legal, administrative and escrow costs and for the ordinary services of the escrow agent for the closing of the draw downs. In addition, we issued a warrant to purchase 15 million shares of our common stock to Grenville Finance Ltd.

          Upon the closing of each draw down, we are required to pay the escrow agent $750 as escrow expenses, and 8% of each draw down to Union Atlantic, LC as a finder's fee.

Termination Of The Common Stock Purchase Agreement

          The equity line of credit under the common stock purchase agreement shall terminate if any of the following events occurs:

     o We suffer a material adverse change in our business, operations, properties, prospectus or financial condition and we have not cured the condition within sixty days;

     o Our common stock is delisted from the OTC Bulletin Board unless the delisting is in connection with the listing of such shares on the Nasdaq National Market, SmallCap Market, the American Stock Exchange or the New York Stock Exchange; or

     o    We file for protection from creditors

Indemnification Of Grenville Finance Ltd.

          Grenville Finance Ltd. is entitled to customary indemnification from us on any losses or liabilities suffered by it based on material misstatements or omissions contained in the registration statement and the prospectus, except as they relate to information supplied by Grenville Finance Ltd. to us for inclusion in the registration statement and prospectus.

Grenville Finance Ltd.'s Resale Of The Common Stock

          To permit Grenville Finance Ltd. to resell the common stock issued to it under the common stock purchase agreement and under the warrant, we agreed to register those shares and to maintain that registration. To that end, we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations thereunder, in order to keep it effective until the earlier of:

     o The date that all of the shares of common stock covered by the registration statement of which this prospectus is a part have been disposed of pursuant to the registration statement;

     o The date that all of the shares of common stock have been sold pursuant to the registration statement;

     o The date that all of the shares of common stock have been otherwise transferred to persons who trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such common stock without any restrictive legend; or

     o Subject to the securities laws, the dates that all of the shares of common stock may be sold without any time, volume or manner limitations under Rule 144(k), any volume limitations under Rule 144 or similar provisions then in effect under the Securities Act of 1933.

The Number Of Shares We Will Issue To Grenville Finance Ltd.

          The number of shares of common stock that we will issue to Grenville Finance Ltd. is limited by the terms of the agreement and depends on six factors:

     o    The number of draw downs we exercise;

     o The total trading volume of our common stock for the 60 calendar days before each draw down period;

     o The volume-weighted average daily prices of our common stock for the 60 calendar days before each draw down period;

     o The volume-weighted average daily price of our common stock on each of the 22 days during a draw down period; and

          The limitation that following the purchase of the shares issued in a draw down, Grenville may not hold more than 9.9% of our outstanding shares. The fewer the number of draw downs we exercise, the fewer the shares we will issue to Grenville Finance Ltd. The common stock purchase agreement provides for one draw down for each draw period consisting of 22 trading days. In addition, there must be a seven trading day waiting period between draw down. Thus, any decision by us to delay or forego any draw down opportunity may result in our being unable to exercise all draw downs available in the 24 month period.

          The volume-weighted average daily prices and the average daily trading volume prior to a draw down period determine the maximum amount of the draw down for the period. A decline in the trading volume or price of our common stock may result in a reduction in the amount of money we are able to draw down and a corresponding reduction in the number of shares we must issue for that period.

          The volume-weighted average daily price of our common stock for each of the 22 trading days within a draw down period and the draw down amount determine the number of shares we will issue to Grenville Finance Ltd. Grenville Finance Ltd. will purchase those shares at a 15% discount to the volume-weighted average daily price. For any given draw down period, the lower the volume-weighted average daily price, the more shares of common stock Grenville Finance Ltd. will receive for the draw down amount.

          Based on a review of our trading volume and stock price history, a consideration of the factors above and the number of authorized but unissued shares, we are registering 65,000,000 shares of common stock for possible issuance under the common stock purchase agreement, including shares underlying the warrants for common stock that will be granted to Grenville Finance Ltd. We may file addition registration statements to register additional shares at some future date for issuance under the common stock purchase agreement.

          In addition to the 50,000,000 shares that we may sell to Grenville Finance Ltd. through the draw down, we are registering an additional 15,000,000 shares that are issuable under the warrant.

Transfer Agent

          The transfer agent for our common stock is Manhattan Transfer Register Co., Post Office Box 361, Holbrook, New York, 11741-0361.

                           PRICE RANGE OF COMMON STOCK

          Our common stock has been traded on the OTC Bulletin Board from January 1998 to present under the symbol WLGS. The security traded under the symbol UPPI from October 1997 through July 1998. However, there were no inside quotes reported for 1997. The market for our common stock has often been sporadic and limited.

          The following table sets forth in the periods indicated the range of high and low bid prices per share of our common stock traded as reported by the OTC Bulletin Board.


        ---------------------------------------------------------------
           Quarter End               Low Bid             High Bid
        ---------------------------------------------------------------
             3/31/98                  0.25                 1.31
        ---------------------------------------------------------------
             6/30/98                  0.25                 2.05
        ---------------------------------------------------------------
             9/30/98                  0.11                 0.60
        ---------------------------------------------------------------
             12/31/98                 0.09                 0.51
        ---------------------------------------------------------------
             3/31/99                  0.12                 0.51
        ---------------------------------------------------------------
             6/30/99                  0.25                 3.99
        ---------------------------------------------------------------
             9/30/99                  0.875                1.73
        ---------------------------------------------------------------
             12/31/99                 0.62                 2.01
        ---------------------------------------------------------------
             3/31/00                  1.06                 7.78
        ---------------------------------------------------------------
             6/30/00                  1.45                 5.31
        ---------------------------------------------------------------
             9/30/00                  0.78                 3.065
        ---------------------------------------------------------------
             12/31/00                0.1719               0.8438
        ---------------------------------------------------------------
             3/31/01                 0.0625               0.3906
        ---------------------------------------------------------------



          Since our shares began trading on the OTC Bulletin Board in 1997, the prices for our shares have fluctuated widely. There may be many factors which may explain these variations, but we believe that among these factors include the following:

     o    the demand for our common stock;

     o    the number of market makers for our common stock;

     o developments in the market for broadband Internet access and wireless transmission in particular; and

     o    changes in the performance of the stock market in general.

          In recent years, the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many telecommunications, Internet and emerging growth companies such as ours, which may be unrelated to the operating performances of the specific companies. Companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we become the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources and have an adverse effect on our business, financial condition and results of operations. In addition, holders of shares of our common stock could suffer substantial losses as a result of fluctuations and declines in the stock price.

          There are approximately 309 holders of record of our common stock as of March 1, 2001.

          We have never declared or paid any dividends on our common stock, and we do not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial condition and other factors.

          The trading of our shares is subject to limitations set forth in Rule 15g-9 of the Securities Exchange Act. This rule imposes sales practice requirements on broker-dealers who sell so-called penny stocks to persons other than established customers, accredited investors or institutional investors. Accredited investors are generally defined to include individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouses during the previous two years and expected annual income of that amount during the current year. For sales of shares to other persons broker-dealers must make special suitability determinations, must obtain the written consent of the purchaser to the sale prior to consummating the sale and is generally prohibited from making cold-calls or other unsolicited inquiries to purchasers without complying with these rules. These rules may adversely affect the ability of broker-dealers and others to sell our shares or to sell shares in the secondary market.

                              PLAN OF DISTRIBUTION

General

          Grenville Finance Ltd. is offering the shares of common stock for its account as a statutory underwriter, and not for our account. We will not receive any proceeds from any sale by Grenville Finance Ltd. of shares of our common stock. Grenville Finance Ltd. may offer for sale up to $50,000,000 of common stock acquired by it pursuant to the terms of the common stock purchase agreement more fully described under the section above entitled "Common Stock Purchase Agreement" and the warrant that we issued to Grenville Finance Ltd. in connection with the equity line of credit. Grenville Finance Ltd. is deemed to be a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of shares of common stock and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. In addition, Andrew Corporation and any broker-dealers that act in connection with the resale of common stuck offered by this prospectus may also be deemed to be underwriters. Grenville Finance Ltd. has, prior to any sales, agreed not to effect any offers or sales of the shares of common stock in any manner other than as specified in the prospectus and not to purchase or induce others to purchase shares of common stock in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of the OTC Bulletin Board.

          To permit Grenville Finance Ltd. to resell the common shares issued to it under the common stock purchase agreement, we agreed to register those shares and to maintain that registration. We will pay the costs of registering our common stock under this prospectus, including legal fees. To that end, we have agreed with Grenville Finance Ltd. that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act of 1933 and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

o The date that all of the common stock has been disposed of pursuant to the registration statement;
o The date that all of the common stock has been sold pursuant to the registration statement;
o The date the holders receive an opinion from our counsel, which shall be reasonably acceptable to Grenville Finance Ltd., that the common stock may be sold under the provisions of Rule 144 without limitation to volume;
o All common stock has been otherwise transferred to persons who may trade such common stock without restrictions under the Securities Act of 1933, and we delivered a new certificate or other evidence of ownership of such common stock not bearing a restrictive legend; or
o All common stock may be sold without any time, volume or manner limitations pursuant to Rule 144(k) or any similar provisions then in effect under the Securities Act of 1933 in the opinion of our counsel, which counsel shall be reasonably acceptable to Grenville Finance Ltd.

          Shares of common stock offered through this prospectus may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest to the selling shareholders. We will supplement this prospectus to disclose the names of any pledgees, donees, transferees or other successors in interest that intend to offer common stock through this prospectus.

          Sales may be made on the OTC Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in private negotiated transactions, or in a combination of these methods. The selling shareholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. (We have been informed by the selling shareholders that there are no existing arrangements between either of them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by the selling shareholders through this prospectus. Grenville Finance Ltd. is an underwriter and Andrew Corporation may be deemed to be an underwriter in connection with resales of their shares.)

The common shares may be sold in one or more of the following manners:

o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
o    purchases by a broker or dealer for its account under this prospectus; or
o ordinary brokerage transactions and transactions in which the broker solicits purchases.

          In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will paid more than a customary brokerage commission in connection with any sale the common shares by the selling shareholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if they act as agent for the purchaser of such common shares, from such purchaser).

          Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time so time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to he underwriters in connection with resales of the common shares.

          In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

          Grenville Finance Ltd. is subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rule 10b-5 and Regulation M thereunder. Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in a distribution of the common shares may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. In addition, in connection with the transactions in the common shares, Grenville Finance Ltd. and we will be subject to applicable provisions of the Exchange Act of 1934 and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

          The selling shareholders will pay all commissions and their own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

Underwriting compensation and expenses

          The underwriting compensation for Grenville Finance Ltd. will depend on the amount of financing that we are able to obtain under the common stock purchase agreement. Grenville Finance Ltd. will purchase shares under the stock purchase agreement at a price equal to 85% of the volume-weighted average daily price of our common stock reported on the OTC Bulletin Board, for each day in the pricing period with respect to each draw down request.

          We also issued to Grenville Finance Ltd. a warrant to purchase 15,000,000 shares of our common stock at an exercise price of $0.265, which was 115% of the average closing bid price for our common stock during the fifteen trading days prior to January 26, 2001, the date on which the common stock purchase agreement was signed. The closing price for our common stock on the OTC Bulletin Board on February 28, 2001 was $0.1875. The warrant expires February 12, 2004.

          In addition, we are obligated to pay Union Atlantic, LC, as compensation for its services as Grenville Finance Ltd.'s placement agent, a cash fee equal to 8% of the gross proceeds received from Grenville Finance Ltd. under the common stock purchase agreement for draw downs under the equity line of credit. Union Atlantic, LC previously received shares of common stock underlying certain warrants in connection with a Securities Purchase Agreement entered into April 14, 2000 with certain investors. Two of Union Atlantic, LC's partners purchased shares of common stock through our public offering. One of those partners, Andrew Reckles was formerly a nominee for our Board of Directors, however, he withdrew from consideration prior to the shareholders meeting.

                                  LEGAL MATTERS

          Certain legal matters in connection with the common stock being offered hereby will be passed upon by Foley & Lardner, One Maritime Plaza, Sixth Floor, San Francisco, California 94111.

                                     EXPERTS

          The summary financial data for the fiscal years ended September 30, 2000, and 1999 have been derived from the Financial Statements and Notes to Financial Statements, audited by Reuben E. Price & Co., San Francisco, independent auditors. The summary of financial data for the first quarter of fiscal year 2001 was derived from the Unaudited Financial Statements and Notes to Financial Statements by Reuben E. Price & Co, San Francisco, independent auditors. These financial statements are included in reliance upon the authority of that firm as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

          A registration statement on Form SB-2, including amendments, relating to the shares offered has been filed with the Securities and Exchange Commission, Office of Small Business Policy, Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements made in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement about those contracts and other documents is qualified in all respects. The registration statement and exhibits and schedules can be inspected without charge and copies can be made at proscribed rates, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0300. In addition the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other documents filed electronically with the Commission, including the registration statement.

          We file a 10-KSB for each fiscal year and 10-QSB reports for the first three quarters of each year. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                              FINANCIAL STATEMENTS


Index to Consolidated financial statements




Independent Auditor's Report................................................F-2

Consolidated Balance Sheet..................................................F-3

Consolidated Statements of Operations and Comprehensive Income..............F-4

Statements of Shareholders' Equity..........................................F-5

Consolidated Statements of Cash Flows.......................................F-6

The accompanying notes are an integral part of these financial statements...F-6

Notes to Consolidated Financial Statements..................................F-7

Unaudited Financial Statements for the Second Quarter of
Fiscal Year 2001............................................................F-17

                          Independent Auditor's Report


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
World Wide Wireless Communications, Inc.

          We have audited the accompanying consolidated balance sheet of World Wide Wireless Communications, Inc., as of September 30, 2000, and the related consolidated statements of operations, consolidated statements of cash flows, and statement of stockholders' equity for the years ended September 30, 2000 and 1999. We did not audit the balance sheet and related statement of income, cash flows and shareholders equity of Infotel Argentina and Digital Way. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Infotel Argentina and Digital Way, is based solely upon the reports of the other auditors. Infotel Argentina was purchased on December 31, 1999 and Digital Way was purchased on February 29, 2000, in transactions accounted for as purchases. The financial statements of the newly acquired subsidiaries are included in the consolidated financial statements of World Wide Wireless Communications, Inc. and reflect total assets of 5% for Infotel Argentina and 5% for Digital Way for the year ended September 30, 2000. These financial statements are the responsibility of World Wide Wireless Communications, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Wide Wireless Communications, Inc. as of September 30, 2000 and the consolidated results of its operations, cash flows, and stockholder's equity for the years ended September 30, 2000 and 1999 in conformity with generally accepted accounting principles of the United States.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses that raises substantial doubt about its ability to continue as a going concern. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations, the outcome of which cannot be determined at this time. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Reuben E. Price & Co.
December 13, 2000

                    World Wide Wireless Communications, Inc.
                           Consolidated Balance Sheet

                                     Assets

Current Assets:                                               September 30, 2000
     Cash and cash equivalents                                   $  3,111,150
     Refund receivable                                                500,000
     Inventory                                                        750,458
     Prepaid and other                                                402,950
                                                                 ------------

        Total Current Assets                                        4,764,558
                                                                 ------------

Frequency licenses                                                  1,175,067
                                                                 ------------

Option on frequency licenses                                          500,000
                                                                 ------------
Deposits in Acquisition                                               395,012
                                                                 ------------
Fixed Assets:
    Equipment                                                       2,466,736
    Furniture and fixtures                                             91,938
    Leasehold improvements                                            424,710
    Less: Accumulated depreciation and amortization                  (176,234)

         Total Fixed Assets                                         2,807,150
                                                                 ------------

Other Assets                                                           61,775
                                                                 ------------

        Total Assets                                             $  9,703,562
                                                                 ============

        Liabilities and Stockholders' Equity

Current Liabilities:
     Accounts payable                                            $  1,645,829
     Accrued expenses                                                 715,720
                                                                 ------------

           Total Current Liabilities                                2,361,549

Convertible debentures                                              5,227,678
                                                                 ------------


        Total Liabilities                                           7,589,227
                                                                 ------------
Commitments and Contingencies                                               -
Minority interest                                                     115,150
                                                                 ------------
Stockholders' Equity:
     Common stock, par value $ .001 per share,
        100,000,000 shares authorized,
        86,264,163 issued and outstanding                              86,264
     Additional paid-in capital                                    17,069,330
     Accumulated deficit                                          (15,155,249)
     Other comprehensive income (loss)                                 (1,160)
                                                                 ------------
       Total Stockholders' Equity                                   1,999,185
                                                                 ------------
           Total Liabilities  and Stockholders' Equity           $  9,703,562
                                                                 ============

The accompanying notes are an integral part of these financial statements.

                     World Wide Wireless Communications Inc.
         Consolidated Statements of Operations and Comprehensive Income

                                        For the Year Ended       For the Year
                                        September 30, 2000          Ended
                                                              September 30, 1999

Revenue                                    $    524,245          $
Cost of revenue                                 336,716
                                           ------------          -----------
      Gross profit                              187,529
                                           ------------          -----------

Operating Expenses
      General and administrative              7,065,788            2,383,330
      Impairment Loss                         1,500,000
                                           ------------          -----------

          Total Operating Expenses           (8,565,788)          (2,383,330)
                                           ------------          -----------

Operating (Loss)                             (8,378,259)          (2,383,330)
                                           ------------          -----------

Other Income (Expense)
      Interest income                            52,857                  -
      Interest (expense)                        (70,706)                 -
                                           ------------          -----------
          Total Other (Expense)                 (17,849)
                                           ------------          -----------
Net Loss                                     (8,396,108)          (2,383,330)
                                           ------------          -----------

Other Comprehensive Income (Loss)
      Foreign currency translation               (1,160)
                                           ------------          -----------
          Total Other Comprehensive
            Income (Loss)                        (1,160)
                                           ------------          -----------

Total Comprehensive Income (Loss)            (8,397,268)           (2,383,330)
                                           ============          ============

Loss Per Share (Basic and Diluted)         $      (0.10)         $      (0.04)
                                           ============          =============

Basic and Diluted Weighted Average
  Shares Outstanding                         81,656,614            56,113,645
                                           ============          ============


The accompanying notes are an integral part of these financial statements.

                    World Wide Wireless Communications, Inc.
                      Consolidated Statements of Cash Flows

                                             For the Year        For the Year
                                                Ended               Ended
                                          September 30, 2000  September 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:

   Total Comprehensive Income (Loss)         $ (8,397,268)       $ (2,383,330)
   Adjustments to reconcile net loss
    from operations to net cash used
    by operating activities:
      Common stock issued for services          1,142,445             615,996
      Impairment loss                            1,500,00
      Depreciation and amortization
       expense                                    164,450              13,506
   Changes in operating assets and
    liabilities:
      (Increase) in inventory                    (750,458)
      (Increase) in prepaid and other            (336,560)            (62,740)
      (Increase) in other assets                   (5,742)            (20,077)
      Increase in accounts payable, trade       1,645,829
      Increase in accrued expenses                224,251               4,321
                                             ------------        ------------
      Net Cash (Used) by Operating
       Activities                              (4,813,053)         (1,832,324)
                                             ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

      Purchase of fixed assets                 (2,531,850)           (336,384)
      Refund receivable                          (500,000)
      Deposits in acquisition                    (395,012)
      Acquisition of frequency licenses        (1,175,067)
      Acquisition of intangible assets            (41,327)
      Acquisition of option on
       frequency licenses                              -             (500,000)
                                             ------------        ------------
      Net Cash (Used) by Investing
       Activities                              (4,643,256)           (836,384)
                                             ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from convertible debentures         5,639,678             328,000
   Proceeds from issuance of common stock       6,652,699           2,614,074
                                             ------------        ------------
      Net Cash Provided by Financing
       Activities                              12,292,377           2,942,074
                                             ------------        ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS       2,836,068             273,366

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                        275,082               1,716
                                             ------------        ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD   $  3,111,150        $    275,082
                                             ------------        ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
       Interest paid                         $          -        $          -
       Income taxes paid                     $          -        $          -
SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES
   Interest accrued on debentures, added
    to the principal of the debentures       $     27,678        $          -
   Debentures converted to capital stock     $    740,000        $          -
   Capital stock issued in acquisition
    of subsidiaries                          $  1,500,000        $          -


The accompanying notes are an integral part of these financial statements

                                       World Wide Wireless Communications, Inc.
                                          Statements of Shareholders' Equity


                                                     Common Stock

                                                                                          Accumulated
                                                           Additional                        Other
                                                             Paid-in      Accumulated    Comprehensive      Total
                                    Shares       Amount      Capital        Deficit          Income         Equity
                                  ----------   ---------   -----------   -------------   -------------   ------------
Balance, September 30, 1998       47,341,993   $  47,342   $ 3,843,038   $ (4,375,811)     $      -         (485,431)

Common stock issued in
    private placement between
    $0.05 and $0.435 per share    19,303,950      19,304     2,594,770                                     2,614,074

Common stock issued for
    services                       4,538,000       4,538       611,458                                       615,996

Net loss for the fiscal year
    ended, September 30, 1999                                              (2,383,330)                    (2,383,330)
                                  ----------   ---------   -----------   ------------       --------      -----------
Balance, September 30, 1999       71,183,943      71,184     7,049,266     (6,759,141)            -          361,309

Common stock issued in
    private Placement between
    $0.25 and $6.125 per share    11,548,745      11,549     6,641,150                                     6,652,699

Common stock issued in
    Conversion of debentures
    at $0.625 per share              462,500         462       739,538                                       740,000

Common stock issued for
    services                       2,433,330       2,433     1,140,012                                     1,142,445

Common stock issued for
    acquisition of
    subsidiaries                     635,645         636     1,499,364                                     1,500,000

Net loss for the fiscal year
    ended, September 30, 2000                                              (8,396,108)                   (8,396,108)

Other comprehensive income:

Foreign currency adjustment                                                                   (1,160)        (1,160)
                                  ----------   ---------   -----------   ------------       --------     -----------

Balance, September 30, 2000       86,264,163   $  86,264   $17,069,330   $(15,155,249)      $ (1,160)    $ 1,999,185
                                  ==========   =========   ===========   ============       ========     ===========

The accompanying notes are an integral part of these financial statements.

                   Notes to Consolidated Financial Statements

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     The consolidated financial statements presented are those of World Wide Wireless Communications, Inc., (the Company) and its subsidiaries, Infotel Argentina, S.A. (Argentina) and Digital Way, S.A. (Peru). The Company is engaged in activities related to advanced wireless communications, including the acquisition of radio-frequency spectrum both in the United States and internationally. The Company also plans to license its Distributed Wireless Call Processing System technology.

Consolidated Financial Statements

     The accounts of the Company and its consolidated subsidiaries are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions. The consolidated subsidiaries are Infotel Argentina, S.A. of Argentina and Digital Way S.A. of Peru.

Cash Equivalents

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Balances in bank accounts may, from time to time, exceed federal insured limits. The Company has never experienced any loss, and believes its credit risk to be limited.

Inventory

     Inventory is entirely made up of equipment intended to be sold to customers as part of the Company's fixed wireless internet services. Inventory is valued at the lower of cost or market.

Operating Intangible Assets

     The frequency licenses are not yet placed in service and consequently are not being amortized.

Fixed Assets

     Furniture, fixtures and equipment are depreciated over their useful lives of 5 to 10 years, using the straight-line method of depreciation. Leasehold improvements are amortized over a 5-year period that coincides with the initial period of the lease, using the straight-line method of amortization. Amortizable intangibles, consisting primarily of software, are amortized over a two year period.

Long-Lived Assets

     The Company reviews its long-lived assets on a quarterly basis to determine any impairment in accordance with Statement of Financial Accounting Standards No. 121.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

     For cash and cash equivalents and accrued expenses, the carrying amounts in the Balance Sheet represent their fair market value. The carrying amount of the debentures payable approximates fair value because of similar current rates at which the Company could borrow funds with consistent remaining maturities.

Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) in 1999. This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. The company has three geographic reportable operating segments: United States, Peru, and Argentina. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers.

Comprehensive Income and Foreign Currency Transactions

     As of October 1, 1999 the Company adopted FASB Statement No. 130, Reporting Comprehensive Income. The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholder's equity. The sole component of other comprehensive income is a foreign currency translation adjustment related to the subsidiary Digital Way in Peru.

Recent Accounting Pronouncements

     In June 1998 and June 1999 respectively, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB No. 133" (SFAS no.137). The Company is required to adopt SFAS No. 133 and SFAS no. 137 in the year ended September 30, 2001. These pronouncements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

Basic and Diluted Net Loss Per Share

     The calculation of basic and diluted net loss per share is in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

NOTE 2 -- GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has experienced losses since inception, and had an accumulated deficit of $15,155,249 at September 30, 2000. Net losses are expected for the foreseeable future. Management plans to continue the implementation of its business plan to place the Company's assets in service to generate related revenue. Simultaneously, the Company is continuing to secure additional capital through sales of common stock through the current operating cycle. There is no assurance that management will be successful in its efforts.

NOTE 3 -- ACQUISITIONS

Argentina

     On December 31, 1999, the Company acquired a 51% interest in Infotel Argentina S.A., a Buenos Aires based company which owns Multi-channel Multipoint Distribution Service (MMDS) licenses in eight of the largest Argentine cities including Buenos Aires. The price was $1,500,000, made up of $900,000 in cash and $600,000 paid in 454,545 shares of company stock. Infotel also engages in telephone system integration and engineering projects. The minority interest in net loss is not recognized, because the Company anticipates being fully responsible for the subsidiaries losses.

Impairment Loss

     The Argentine government has revoked all MMDS licenses, including those held by the Company's subsidiary, Infotel. The Company and Infotel have taken all prescribed steps in order to secure the re-issuance of the licenses, and talks are on-going with the appropriate Argentine government agencies. However, there is no guarantee that the licenses will be reissued to Infotel. Therefore, management is recognizing an impairment of the frequency licenses asset in the amount of the Company's investment of $1,500,000.

Peru

     On February 29, 2000, the Company purchased 100% of Digital Way S.A., a Peruvian telecommunications company. The price was $1,300,000, made up of $400,000 cash and $900,000 paid in 181,100 shares of company stock. Digital Way S.A., holds MMDS licenses in the Lima-Callao area. It holds local and international long distance telephone licenses.

India

     In June 2000, the Company entered into an agreement with a group of Indian businessmen to establish a joint venture, World Wide Wireless Communications (India) Ltd., to establish fixed wireless data service in India. A refundable deposit of $248,350 (shown as part of Deposits in Acquisitions) was posted with the Indian government as part of the process of applying for both frequency and internet service provider licenses. These license applications are pending.

Thailand

     In May 2000, the Company entered into a joint venture with World Star T.V. Communication Co. Ltd. (WSTV), a Thai corporation, to provide fixed wireless data services in Thailand. WSTV currently owns frequency licenses in Bangkok and other major areas in Thailand. As of September 30, 2000, $146,662 has been invested, and is shown as part of Deposits in Acquisition. In August 2000, the Company entered into a Letter of Intent with E-Z Net Co. Ltd. of Bangkok for E-Z Net to provide internet service provider services to the new joint venture. The required governmental approvals are pending.

El Salvador

     On March 11, 2000, the Company entered into a letter of intent with El Salvador Telecomuniciones S.A. de C.V. for the purpose of acquiring a 25% ownership interest in that company in El Salvador. Pursuant to the terms of the letter of intent, the Company paid $1,000,000 to that company as an advance payment of the purchase price, which was to total $3,500,000. The agreement provided that the purchase was conditioned upon the company's acquisition of certain licenses, and the occurrence of certain other conditions that were not met. As a result, the Company has entered into an agreement for the refund of the advance payment. The Company has received $500,000, and is scheduled to receive the remainder in January 2001. This amount is shown as an account receivable and is secured by a bank letter of credit.

Pro Forma Data

     The following pro forma data is presented on a combined basis, as if Infotel Argentina S.A. and Digital Way S.A.(Peru) had been acquired at the date of their formation, January 18, 1999 and March 28, 1999, respectively:

                                                       September 30,
                                                2000                 1999
                                                ----                 ----
   Total Assets                              $ 9,703,562         $ 1,472,125
   Total Liabilities                           7,633,671             979,553
   Total Shareholders Equity                   2,069,891           3,492,572

                                               For the Year Ended September 30,
                                                2000                  1999
                                                ----                  ----
   Revenues                                  $   671,907         $   135,690
   Expenses                                    9,010,946           2,479,874
                                             -----------         -----------

   Net (Loss)                                $(8,339,039)        $(2,344,184)
   Basic and Diluted Loss Per Share                (0.10)              (0.04)

NOTE 4 -- COMMITMENTS AND CONTINGENCIES

Litigation

     In November 1998, the Company and its predecessor affiliates filed an action against the lessor of its leases for the Concord and San Marcos, California multipoint distribution service channels. The complaint alleged breach of contract as well as intentional and negligent interference with prospective economic advantage. The Company also sought a preliminary injunction as a result of the lessor's assertion that the predecessor companies and the Company were in default on said leases. The Superior Court of California for the County of Los Angeles issued a preliminary injunction against the lessor to restrain it from taking any further action against the Company and its predecessors. Thereafter, the lessor cross-complained against the Company and its predecessors alleging breach of contract. The preliminary injunction of the Company against the lessor remained in effect until December 9, 1999, when a settlement agreement was signed.

     The settlement provided for the Company to pay $27,375 to the lessor, relating to lease obligations. This amount is recorded as an expense in the financial statements for the fiscal years ended September 30 1998 and 1999. The Company further agreed to sign a consulting agreement with the lessor for one year, whereby the Company will issue the equivalent of $20,000 of its restricted common stock, the value of which is to be computed at 80% of the market value of the Company's unrestricted shares. Additionally, under this consulting agreement, the Company agreed to execute a promissory note in favor of the lessor in the amount of $40,000, payable at $1,000 per month, commencing December 1, 1999, with a final payment of $28,000 on December 1, 2000.

     Under terms of the settlement agreement, the Company also has option to purchase the Concord and San Marcos leases for a price of $250,000 each, less lease payments already made. The Company elected to exercise the option to purchase the Concord lease, and the appropriate transfer procedure has been initiated with the U.S. Federal Communications Commission (FCC). The Company believes that under current FCC regulations it is not required to pay the $250,000 purchase price until such time as the FCC has approved the transfer of the license.

     The Company borrowed from Credit Bancorp $328,000 in August 1999 and $412,000 in October 1999. The terms of this loan are 7% interest per annum payable, semiannually on the last day of February and September, with the principal due September 30, 2002. On August 6, 1999, the Company filed suit against Credit Bancorp, in U.S. District Court in San Francisco, regarding improprieties on the part of Credit Bancorp relating to the August 1999 loan. The case was settled on October 11, 1999. As part of the settlement agreement, Credit Bancorp agreed to convert the original loans granted to the Company to a convertible debenture in the amount of $740,000. On October 11, 1999, the Company issued a convertible unsecured debenture for $740,000 to Credit Bancorp in settlement of this obligation. The terms of this convertible unsecured debenture are 7% interest per annum payable semiannually on the last day of February and September, with the principal due September 30, 2002. Credit Bancorp notified the Company that it wants to convert the debentures into common stock. As of December 2000, the Company has not issued the securities.

     principal and accrued interest of this debenture are convertible at any time at the conversion price of $1.60 per share of unregistered, restricted shares of the Company's stock, adjusted for any stock splits.

     In November 1999, the Securities and Exchange Commission (SEC) filed suit against Credit Bancorp alleging violations of various securities laws in connection with its actions in relation to the Company (and others), and seeking various forms of relief including disgorgement of its illegal gains. At this time, management believes that if the suit is successful, certain benefits may accrue to the Company, including the cancellation of the $740,000 convertible debenture.

Operating Leases

     The Company's office space at One Post Street, San Francisco, was leased on a month to month basis. The Company vacated these offices on August 31, 1999. The actual rent paid, for the fiscal year ended September 30, 1999, was $22,341.

     In April 1999, the Company entered into a 5-year lease for approximately 6,000 square feet of office space in Jack London Square, Oakland, California. The lease commenced on June 5, 1999. The triple net rental agreement is for $10,038 per month during the first year, with a rental deposit of $20,077 shown as an Other Asset on the financial statements. The lease provides for an annual increase based on the indexed cost of living adjustments. Additionally, the lease provides for the landlord's participation in partial reimbursement over the terms of the lease to the Company for leasehold improvements paid by the Company. The Company commenced its occupancy of this space on September 1, 1999. The minimum annual rent is $120,456 for the fiscal years ended September 30, 2001, 2002 and 2003, and $81,642 for the period October 1, 2003 to June 4, 2004.

     The Company leases (under assignment) all of the channel capacity for certain multipoint distribution service (MDS) and multi-channel multipoint distribution service (MMDS) channels from three carriers that are licensed by the FCC as specified in 47 C.F.R. Paragraph 21.901(b). These MDS/MMDS leases provide for a monthly lease fee of 2% of gross subscriber revenue or a minimum monthly rental aggregating approximately $1,150. The minimum aggregate annual rent is $13,800 for 1999, $67,160 for 2000, and $9,500 for 2001, adjusted annually by changes in the Consumer Price Index. Each of the leases contain three ten-year renewal options, and an option to purchase each license for $225,000, adjusted upon changes in the Consumer Price Index since lease inception.

     In conjunction with the multi-point distribution service and multi-channel multi-point distribution service licenses, the Company has acquired (under assignment) transmission sites in the geographical areas covered by the licenses. These site leases have varying terms and conditions, and at September 30, 2000, the minimum annual rental is $42,000 per fiscal year ending September 30, 2001 through 2004.

     The company has based eight Instructional Television Fixed Service channels for use as MMDS channels from the Shekinah Network, as described more fully in Note 5 below. These leases provide for a monthly lease fee of 5% of gross system receipts, with a minimum of $500 per channel. The minimum aggregate annual fee is $60,000 per fiscal year ending September 30, 2001 through 2004.

Administrative

     The Securities and Exchange Commission (SEC) commenced an informal inquiry of the Company in August 2000. Management has voluntarily complied with their requests for information and intends to fully cooperate with the inquiry.

     Rents paid for fiscal years ended September 30, 2000 and 1999 are as follows:

                                                2000                1999
                                                ----                ----

     Former office location, San Francisco   $       -           $  22,341
     Current office location, Oakland          128,460              38,814
     Current office location, Concord           22,412                   -
     Distribution service channel leases        98,110              21,300
     Transmission sites                         85,501              42,000
                                             ---------           ---------
     Total                                   $ 334,483           $ 124,455
                                             =========           =========


     The minimum annual rentals under current lease obligations for future fiscal years ended September 30 are as follows:

                             2001       2002       2003       2004     Remainder
                             ----       ----       ----       ----     ---------
Office location, Oakland   $128,460   $128,460   $128,460   $ 74,935      None
Office location, Concord     23,916     23,916     13,951       None      None
Distribution service
  channel leases             69,600     60,000     60,000     60,000      None
Transmission sites           42,000     42,000     42,000     42,000      None
                           --------   --------   --------   --------
Total                      $263,976   $254,376   $244,411   $176,936      None

NOTE 5 -- STOCKHOLDERS EQUITY

     During the fiscal year ended September 30, 2000, the Company sold 11,548,745 shares of its common stock for net cash proceeds of $6,652,699. The company issued 2,598,602 shares of its common stock for services at an aggregate value of $1,142,445. Stock issued for services was at the cash price for the shares at the time of issuance. The Company issued 470,373 shares of its common stock for the acquisition of subsidiaries at an aggregate value of $1,500,000. Stock issued for assets was at the cash price for the shares at the time of issuance.

     During the fiscal year ended September 30, 1999, the Company sold 19,303,950 shares of its common stock for net cash proceeds of $2,614,074. The Company also issued 4,538,000 shares of its common stock for services at an aggregate value of $615,996. Stock issued for services was at the cash price for the shares at the time of issuance.

NOTE 6 -- OPTIONS ON FREQUENCY LICENSES

     On November 25, 1998, the Company entered into an option agreement with Shekinah Network to pay $500,000 to lease eight Instructional Television Fixed Service channels for the Company's high-speed wireless internet connections, as authorized by the Federal Communication Commission. This agreement also provides the Company an exclusive option to lease excess capacity on Shekinah's remaining thirty-two Instructional Television Fixed Service channels, as they become available. The monthly minimum transmission fee to be paid to Shekinah for each license or application optioned, will be five percent (5%) of the gross system receipts or five hundred dollars, whichever is greater. Amortization of the licenses will begin when the available channels are placed in service.

     Instructional Television Fixed Service licenses can only be owned by Federal Communication Commission approved educational, religious or non-profit entities. In the event that the Federal Communication Commission rules and regulations change to allow commercial companies to own these licenses or the Company establishes an educational, religious or non-profit affiliate, the agreement also provides the Company an option to pay Shekinah $150,000 per-market or channel group on an individual basis or $3,500,000 for all forty channels. The option period extends for ten years, with three additional ten-year term renewals.

NOTE 7 -- INCOME TAXES

     A reconciliation between the actual income tax benefit and the federal statutory rate follows:

                                         Fiscal years ended September 30,
                                              2000                    1999
                                              ----                    ----
                                        Amount    %                %        %
                                        ------    -                -        -

     Computed income tax benefit
      at statutory rate              $ 2,848,407   (34)%      $ 810,332   $(34)
     Operating loss with no
      current tax benefit             (2,848,407)  (34)%      ($810,332)   (34)%
                                     -----------              ---------

     Income tax benefit                       None                     None


     At September 30, 1999, the Company had a net operating loss carryforward for federal tax purposes of approximately $6,760,000 which if unused to offset future taxable income, will expire between the years 2010 to 2019, and approximately $2,154,000 for state tax purposes, which will expire if unused in 2004 and 2005. A valuation allowance has been recognized to offset the related deferred tax assets due to the uncertainty of realizing any benefit therefrom. During 2000 and 1999, no changes occurred in the conclusions regarding the need for a 100% valuation allowance in all tax jurisdictions.

     Under section 382 of the Internal Revenue Code, the utilization of net operating loss carryforwards is limited after an ownership change, as defined, to an annual amount equal to the market value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by the highest Federal long-term tax exempt rate in effect for any month in the 3 calendar month period ending in the calendar month in which the ownership change occurred. Due to the ownership changes as a result of the May 1998 reorganization and subsequent stock issuances, any future realization of the Company's net operating losses will be severely limited.

     Significant components of the Company's deferred tax assets are as follows:

                                                 2000               1999
                                                 ----               ----
     Net operating loss carryforwards        $ 14,999,561       $ 6,759,141
     Valuation allowance                      (14,999,561)       (6,759,141)
                                              -----------        ----------
     Net deferred tax assets                     None               None


NOTE 8 -NET LOSS PER COMMON SHARE

     Net loss per common share, basic and diluted, has been computed using weighted average common shares outstanding. The effect of outstanding stock options and warrants has been excluded from the dilutive computation, as their inclusion would be anti-dilutive.

                                                        Fiscal Year Ended
                                                          September 30,
                                                        2000           1999
                                                        ----           ----
     Net Income (Loss)                              $(8,397,268)    $(2,383,330)
                                                    ===========     ===========

     Weighted average number of common shares        81,656,614      56,113,645
                                                    ===========      ==========
     Basic and diluted loss per share
                                                    $     (0.10)    $     (0.04)
                                                    ===========     ===========

     The following common stock equivalents have been excluded from the dilutive computation, as their inclusion would be anti-dilutive.

     Stock Options                                    3,750,000       2,950,000
     Convertible warrants                             3,600,000               -
                                                    -----------     -----------

                                                      7,350,000       2,950,000
                                                    ===========     ===========

NOTE 9 - STOCK OPTION PLANS

Nonstatutory Stock Options

     The Company has issued stock options under nonstatutory stock option agreements. The options are granted at the fair market value of the shares at the date the option is granted. The options are granted for a period of 5 years, and are fully exercisable during the term of the option period or within thirty (30) days of the participant's resignation or termination.

     Combined transactions in non-employee options for the fiscal years ended September 30, 2000 and 1999 are as follows:

                                             2000                   1999
                                             ----                   ----
                                                Average                 Average
                                    Number of   Exercise    Number of   Exercise
                                     Shares      Price        Shares      Price
Options outstanding October 1        500,000     0.095           -            -
Granted                                    -         -       500,000      0.095
Cancelled/Expired                          -         -             -          -
Exercised                                  -         -             -          -
                                     ------------------------------------------
Options outstanding, September 30    500,000     0.095       500,000      0.095
                                     =======     =====       =======      =====

Incentive Stock Plan

     The Company adopted an incentive stock plan on August 5, 1998, which has not yet been approved by the shareholders. The options are granted at the fair market value of the shares at the date that the option is granted. The options are granted for a period of 10 years, and are exercisable after one year from the date of grant, at a vested rate of 20% per year during the term of the option period or within thirty (30) days of the participant's resignation or termination. The Company has limited the number of shares under this plan to 3,000,000 shares of its capital stock for this plan. The number of shares of stock covered by each outstanding option, and the exercise price per share thereof set forth in each such option, shall be proportionately adjusted for any stock split, and or, stock dividend. All such options are being treated as nonstatutory stock options until the incentive stock plan is approved by the shareholders.

     Combined transactions in employee options for the fiscal years ended September 30, 2000 and 1999 are as follows:

                                            2000                    1999
                                            ----                    ----
                                                Average                 Average
                                    Number of   Exercise    Number of   Exercise
                                      Shares     Price       Shares      Price
Options outstanding October 1       2,450,000    $0.095       800,000    $0.095
Granted                             1,600,000     1.125     1,650,000     0.095
Cancelled/Expired                    (800,000)    0.095             -         -
Exercised                                   -         -             -         -
                                    -------------------------------------------
Options outstanding, September 30   3,250,000     0.602     2,450,000     0.095
                                    =========    ======     =========    ======


Compensation Costs

     The Company applies APB Opinion 25 in accounting for its stock compensation plans discussed above. Accordingly, no compensation costs have recognized for these plans in 2000 or 1999. Had compensation costs been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss and loss per share would have been increased as follows:

                                                 2000                1999
     Net loss:                                 $(8,396,108)        $(2,383,330)
                                               ===========          ==========
         Pro forma                             $(8,391,562)        $(2,441,575)
                                               ===========         ===========
     Basic and Diluted loss per share:
         As reported
                                               $     (0.10)        $     (0.04)
                                               ===========         ===========
         Pro forma                             $     (0.10)        $     (0.04)
                                               ===========         ===========

     The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

     Assumption                               Plans

     Dividend yield                             0%
     Risk-free interest rate                    7%
     Expected life                           5 years
     Expected volatility                       97%

NOTE 10 - SEGMENT INFORMATION

                                                    September 30, 2000
                                                    ------------------
                                              USA        Argentina     Peru
     Total Assets                           $ 9,691,532   $ 544,692    4494,430
     Total Liabilities & Minority Interest    7,170,914     485,492     764,273
     Total Shareholders Equity                2,520,617      59,200    (269,843)

                                           For the Year Ended September 30, 2000
                                           -------------------------------------
     Revenue                                      2,903     521,343           -
     Cost of Sales                                    -     336,717           -
                                             ----------    --------    --------
           Gross Profit                           2,903     184,626           -
     Expenses                                 7,875,836    (360,426)    274,926
                                             ----------    --------    --------
     Net Loss                               $(7,875,836)  $(175,800)  $(274,926)

NOTE 11 - SECURITIES PURCHASE AGREEMENT

     On April 14, 2000, the Company entered into a Securities Purchase Agreement with six investors, for the purchase of investment units, consisting of common stock, common stock purchase warrants, 4% subordinated debentures and preferred stock. Pursuant to the Securities Purchase Agreement, the investors purchased 760,000 shares of common stock, warrants to purchase 3,600,000 shares of common stock, and subordinated debentures with a principal amount of $3,280,000, for a total amount of $4,800,000. The investors have the option to purchase additional shares of common stock, warrants and series A preferred stock (when authorized) from the Company for a maximum amount of $1,920,000. The investors will be required to purchase these securities if an effective registration statement under the Securities Act is in effect with respect to all the common stock issued and issuable upon the exercise of the warrant and conversion of the subordinated debentures and series A preferred stock.

On August 10, 2000, the Company agreed with the investors to modify certain terms of the earlier funding agreement. Under the new terms of this agreement, the Company agreed to issue 608,000 shares of common stock to the investors, in exchange for $1,920,000 and the investors' forbearance of certain rights under the original agreement. The conversion price of the subordinated debentures was amended to the lesser of 110% of the average per share market value for the five consecutive trading days immediately preceding the original issue date, and 85% of the average per share market value for the five consecutive trading days immediately prior to the conversion date. The Company also agreed to change the floor price to $1.00 for the period between August 10, 2000 and October 14, 2000, $0.64 from the period between October 14, 2000 and April 14, 2001, and zero thereafter. Notwithstanding these changes, under this amendment, if the Company's revenues for fiscal year 2000 fall below $13.5 million, then the floor price will be zero as of April 1, 2001. Furthermore, the exercise price of the warrants to purchase the Company's shares was changed to $2.00.

On November 15, 2000, the Company reached an agreement with the investors amending the original securities agreement and the first amendment thereto. In exchange for a waiver by the investors for any breach of the original agreement and the first amendment, the Company agreed to increase the principal amount of the debentures by $2,128,000, and to issue an additional 3,996,113 restricted shares of common stock to them. The investors returned to the Company the 760,000 shares previously issued under the original Securities Purchase Agreement and agreed to cancel the 608,000 shares that were never issued under the first amendment. Under this agreement, the investors may convert the debentures at a conversion price equal to the lesser of $.64 and an amount equal to 85% of the average of the closing trading prices of the common stock for the five consecutive trading days immediately prior to the conversion. At no time shall the conversion price be below the floor price. The floor price is $.64 for the period between October 1, 2000 and October 14, 2000, $.50 for the period between October 14, 2000 and September 1, 2001, and zero thereafter. However, if the Company's aggregate revenue for the last three quarters of the year 2000 and the first quarter of the year 2001 is less than $13.5 million, then as of May 14, 2001, the floor price shall be zero.

Under the amended agreement, the Company reserves the right to redeem the debentures if the per share market value of the common stock is less than $1.00. The redemption price is calculated at 120% of the principal amount, and 100% of the unpaid interest accrued on those debentures being redeemed.

Pursuant to the most recent amended agreement, the Company must file a SB-2 registration statement on December 15, 2000 which must be made effective by May 15, 2001. If the Company fails to abide by these amendments, the Company will be required to pay certain liquidated damages.

                                                           World Wide Wireless Communications, Inc. &
                                                                         Subsidiaries
                                                             Condensed Consolidated Balance Sheet

                                                                   March 31,            September 30,
                                                                     2001                    2000
                                                                     ----                    ----
                                           Assets                 (unaudited)            (see note 1)
                                                                  -----------            ------------
Current Assets:
   Cash & cash equivalents                                $             891,824    $          3,111,150
   Other current assets                                               1,560,308               1,653,408
                                                              --------------------   ---------------------
        Total Current Assets                                          2,452,132               4,764,558
                                                              --------------------   ---------------------
Frequency licenses                                                    1,175,067               1,175,067
                                                              --------------------   ---------------------
Option on frequency licenses                                            500,000                 500,000
                                                              --------------------   ---------------------
Deposit in acquisition                                                  395,012                 395,012
                                                              --------------------   ---------------------
Fixed Assets:
   Equipment                                                          3,195,345               2,466,736
   Furniture and fixtures                                                91,938                  91,938
   Leasehold improvements                                               424,710                 424,710
   Less: Accumulated depreciation & amortization                       (342,401)               (176,234)
                                                              --------------------   ---------------------
        Total Fixed Assets                                            3,369,592               2,807,150
                                                              --------------------   ---------------------

Other assets                                                             59,454                  61,775
                                                              --------------------   ---------------------
        Total Assets                                      $           7,951,257    $          9,703,562
                                                              ====================   =====================

                                   Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable, trade                                $           1,851,650    $          1,645,829
   Accrued expenses                                                   1,088,491                 715,720
                                                              --------------------   ---------------------
       Total Current Liabilities                                      2,940,141               2,361,549
Convertible debentures                                                6,073,202               5,227,678
                                                              --------------------   ---------------------
       Total Liabilities                                              9,013,343               7,589,227
                                                              --------------------   ---------------------
Commitments and Contingencies
Minority interest                                                       115,150                 115,150
                                                              --------------------   ---------------------
Stockholders' Equity:
   Common stock, par value $.001 per share,
      300,000,000 shares authorized, 94,730,295 issued
      and outstanding at March 31, 2001                                  94,730                  86,264
   Additional paid-in capital                                        17,623,855              17,069,330
   Accumulated deficit                                              (18,891,739)            (15,155,249)
   Accumulated other comprehensive (loss)                                (4,082)                 (1,160)
                                                              --------------------   ---------------------
       Total Stockholders Equity                                     (1,177,236)              1,999,185
                                                              --------------------   ---------------------
         Total Liabilities and Stockholders' Equity       $           7,951,257    $          9,703,562
                                                              ====================   =====================

                                                         World Wide Wireless Communications, Inc. & Subsidiaries
                                                              Condensed Consolidated Statement of Operations
                                                                             UNAUDITED

                                                  Three Months Ended                          Six Months Ended
                                                       March 31,                                 March 31,

                                               2001                2000                  2001                  2000
                                          ----------------   -----------------    -------------------   -------------------
Revenue                                  $       84,863     $        497,039     $         401,454     $          497,039
Cost of goods sold                               14,597              222,000               270,793                222,000
                                          ----------------   -----------------    -------------------   -------------------
Gross profit                                     70,266              275,039               130,661                275,039
Operating expenses                            1,929,128            1,663,509             3,789,139              2,492,698
                                          ----------------   -----------------    -------------------   -------------------
Operating income (loss)                      (1,858,862)          (1,388,470)           (3,658,478)            (2,217,659)
Interest income (expense)                       (46,363)                 174               (78,013)                   174
                                          ----------------   -----------------    -------------------   -------------------

Net profit (loss)                        $   (1,905,225)    $     (1,388,296)    $      (3,736,491)    $       (2,217,485)
                                          ================   =================    ===================   ===================

Basic and diluted loss per share         $        (0.02)    $          (0.02)    $           (0.04)    $            (0.03)
                                          ================   =================    ===================   ===================

Number of shares used in
computing basic and diluted
loss per share                               94,730,295           82,443,816            94,730,295             82,443,816
                                          ================   =================    ===================   ===================

                                World Wide Wireless Communications, Inc. & Subsidiaries
                                    Condensed Consolidated Statement of Cash Flows
                                                   UNAUDITED

                                                                        For the             For the
                                                                   Six Months Ended     Six Months Ended
                                                                        March 31,            March 31,
                                                                         2001                 2000
                                                                   ------------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                             (3,736,491)      $  (2,217,485)
    Adjustments to reconcile net loss from operations
    to net cash used by operating activities:
       Other comprehensive (loss)                                            (2,922)                  -
       Common stock issued for services                                     106,250              15,910
       Depreciation and amortization expense                                166,167              53,237
       Interest payable added to principal of
       debentures                                                            95,524                   -
    Changes in operating assets and liabilities:
       Decrease in accounts receivable                                      316,220                   -
       (Increase) in other assets                                          (220,799)           (108,601)
       Increase (decrease) in accrued expenses and
       accounts payable                                                     578,593            (114,387)
                                                                   ------------------   -----------------

       Net Cash (Used) by Operating Activities                           (2,697,458)         (2,371,326)
                                                                   ------------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Acquisition of frequency licenses                                          -          (2,279,699)
       Purchase of fixed assets                                            (728,609)           (241,456)
                                                                   ------------------   -----------------

       Net Cash (Used) by Investing Activities                             (728,609)         (2,521,155)
                                                                   ------------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                  456,741           4,857,482
    Proceeds from debentures                                                750,000                   -
    Proceeds from loan                                                            -             740,000
                                                                   ------------------   -----------------

       Net Cash Provided by Financing Activities                          1,206,741           5,597,482
                                                                   ------------------   -----------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                                              (2,219,326)            705,001

CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                                3,111,150             275,082
                                                                   ------------------   -----------------
CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                                        891,824          $  980,083
                                                                   ==================   =================
SUPPLEMENTAL DISCLOSURES OF CASH:
       Interest paid                                                $             -     $             -
       Income taxes paid                                            $             -     $             -
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
       Interest accrued on debentures, added to
       the principal of the debentures                              $        95,524     $             -

NOTE 1 - NOTES TO THE INTERM UNAUDITED FINANCIAL STATEMENTS.

                              BASIS OF PRESENTATION
                              ---------------------

          The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements included in this Form 10-QSB. The results of operations for any interim period are not necessarily indicative of results for the full year. These statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended September 30, 2000.

          The balance sheet at September 30, 2000 has been derived from audited financial statements, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                                  ORGANIZATION
                                  ------------

          Except as herein provided, the consolidated financial statements presented are those of World Wide Wireless Communications, Inc., (the Company) and its subsidiaries, Infotel Argentina, S.A. and Digital Way, S.A. The Company is engaged in activities related to advanced wireless communications, including the acquisition of radio-frequency spectrum both in the United States and internationally. The Company also plans to license its Distributed Wireless Call Processing System technology.

          On December 31, 1999, The Company acquired a 51% interest in Infotel Argentina S.A., a Buenos Aires based company which owns Multi-channel Multipoint Distribution Service (MMDS) licenses in eight of the largest Argentine cities including Buenos Aires. Infotel also engages in telephone system integration and engineering projects. In September 2000, the Argentine government revoked all MMDS licenses including those issued to Infotel Argentina, S.A. In March 2001, the government temporarily reinstated our licenses, subject to our ability to comply with certain governmental provisions within 120 days. Although we are diligently attempting to comply within 120 days, we cannot be certain, based on our present financial condition, that we will be able to fully comply.

          On February 29, 2000, the Company purchased 100% of Digital Way S.A. a Peruvian telecommunications company. Digital Way holds MMDS licenses in the Lima-Callao area. It holds local and international long distance telephone licenses.

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

          The accounts of the Company and its consolidated subsidiaries are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions. The consolidated subsidiaries are Infotel Argentina, S.A., of Argentina, and Digital Way, S.A., of Peru.

          For the three months ended March 31, 2001, financial information from Infotel Argentina, S.A. is not available; consequently, the financial information for this period is not included in these consolidated financial statements.

NOTE 2 - COMPREHENSIVE INCOME AND FOREIGN CURRENCY TRANSACTIONS

          Total other comprehensive loss was $34 for the three months ended March 31, 2001. There was no other comprehensive income or loss for the three months ended March 31, 2000.

NOTE 3 - BASIC AND DILUTED NET LOSS PER SHARE CALCULATION

          The calculation of basic and diluted net loss per share is in accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per Share".

NOTE 4 - RISKS AND UNCERTAINTIES

          In May 2001, our partners in India and Thailand expressed concerns about our ability to satisfy our contractual obligations under their respective contracts. While we remain committed to expanding our relationships in India and Thailand, due to our present financial condition, we may be unable to do so in the capacity that we originally planned.



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